As confidentially submitted to the Securities and Exchange Commission on June 20, 2016

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential

United States

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER THE

SECURITIES ACT OF 1933

CREATIVE MEDICAL TECHNOLOGY HOLDINGS, INC.

(Exact name of Registrant as Specified in Its Charter)

Nevada	2836	87-0622284
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

2017 W Peoria Avenue

Phoenix, AZ 85029

(602) 680-7439

(Address, including zip code, and telephone number, including area code,

of registrant's principal executive offices)

Timothy Warbington, CEO

2017 W Peoria Avenue

Phoenix, AZ 85029

(602) 680-7439

(Name, address, including zip code, and telephone number

including area code, of agent for service)

Copies to:

Ronald N. Vance

The Law Office of Ronald N. Vance & Associates, P.C.

Attorneys at Law

1656 Reunion Avenue

Suite 250

South Jordan, UT 84095

(801) 446-8802

(801) 446-8803 (fax)

ron@vancelaw.us

_____________

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒

Calculation of Registration Fee
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
common stock, $.001 par value	23,732,669	$	$	$
TOTAL	23,732,669		$	$

(1) Estimated pursuant to Rule 457(c) solely for the purpose of calculating the amount of the registration fee.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED _______, 2016

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Creative Medical Technology Holdings, Inc.

23,732,669 Shares of Common Stock

This prospectus relates to the resale by the selling stockholders of up to 23,732,669 shares of our common stock. The selling stockholders acquired the shares being offered in this prospectus pursuant to the reverse merger transaction with our operating subsidiary completed on May 18, 2016.

The selling stockholders, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares of our common stock for resale in the over-the-counter market, in isolated transactions, or in a combination of such methods of sale. The selling stockholders will sell their shares at prevailing market prices or privately negotiated prices. There will be no underwriter’s discounts or commissions, except for the charges to a selling shareholder for sales through a broker-dealer. All net proceeds from a sale will go to the selling shareholder and not to us. We will pay the expenses of registering these shares.

Our stock is quoted on OTCQB under the symbol “CELZ.” On _________, 2016, the last reported sale price of shares of our common stock on the OTCQB Marketplace was $_____.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements.  Investing in our stock involves risks. You should carefully consider the Risk Factors beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is ____________, 2016

We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

For investors outside the U.S.: We have not and the selling stockholders have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the U.S. You are required to inform yourselves about and to observe any restrictions relating to the offering of the shares of common stock and the distribution and possession of this prospectus outside of the U.S.

Unless otherwise indicated, any reference to “our company”, “we”, “us”, or “our” refers to Creative Medical Technology Holdings, Inc., and as applicable to its wholly owned subsidiary, Creative Medical Technologies, Inc., a Nevada corporation.

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PROSPECTUS SUMMARY

The following summary highlights material information contained in this prospectus. This summary does not contain all the information you should consider before investing in the securities. Before making an investment decision, you should read the entire prospectus carefully, including the “Risk Factors” section, the financial statements and the notes to the financial statements.

Creative Medical Technology Holdings, Inc.

We were incorporated on December 3, 1998, in the State of Nevada under the name Jolley Marketing, Inc., and have one wholly owned subsidiary, Creative Medical Technologies, Inc., a Nevada corporation, (“CMT”), which conducts all of our business operations. From our incorporation in 1998 through approximately June 2008, we were in the startup phase of our proposed business operations in the telecommunications and retail lighting products fields. We had only limited operations during this startup phase and on approximately June 30, 2008, we ceased all business operations because of increased competition in the industry, dwindling sales, and elevated costs associated with generating sales.

On May 18, 2016, we closed an Agreement and Plan of Merger (the “Merger Agreement”) with CMT, Steven L. White, our principal shareholder and the sole officer and director, and Jolley Acquisition Corp., a Nevada corporation and wholly owned subsidiary of our company (the “Merger Sub”). As a result of the closing of the Merger Agreement, the Merger Sub was merged with and into CMT with CMT being the surviving corporation and CMT became our wholly-owned subsidiary. Effective May 18, 2016, we filed Articles of Merger and Articles of Exchange with the Nevada Secretary of State evidencing the closing and the issuance of our shares to the shareholders of CMT. Following closing, Mr. White, who was our majority shareholder prior to the closing, sold 15,100,000 shares of our common stock to us for $5,000, after which the shares were cancelled and returned to our unissued and authorized shares of common stock.

In connection with the closing, CMT caused Creative Medical Health, Inc., a Delaware corporation and parent of CMT (“CMH”), to advance $25,000 to us for payment of certain obligations. Prior to the execution of the Merger Agreement, CMH advanced to us $8,255.70 for the payment of certain accounts payable and $5,000 for repayment of certain notes payable. At closing, CMT caused CMH to advance $5,000 to us for the purchase of Mr. White’s shares and the balance of the $25,000 for the payment of our remaining accounts payable. The amounts advanced by the parent of CMT are evidenced by an 8% Promissory Note dated May 18, 2016.

At closing, each share of common stock of CMT issued and outstanding immediately prior to the closing was converted into 6.4666666 shares of our common stock (97,000,000 shares), which now constitutes approximately 97%, of our issued and outstanding common stock.

As a condition of closing, we delivered Cancellation of Indebtedness Agreements evidencing the cancellation of all prior outstanding notes payable, except for promissory notes in the aggregate amount of $20,000 which are payable upon obtaining DTC eligibility for our common stock.

At closing, Timothy Warbington, Donald Dickerson, Thomas Ichim, PhD, and Amit Patel, MD were appointed as our directors and Mr. White resigned from all positions with our company.

Effective May 18, 2016, in connection with the closing, we filed Articles of Merger with the Nevada Secretary of State evidencing the change of our name to “Creative Medical Technology Holdings, Inc.” This merger was between our company and a newly formed Nevada corporation, Creative Medical Technology Holdings, Inc., which was formed solely to effect our name change.

Creative Medical Technologies

CMT was created as the urological arm of CMH, to monetize the treatments or products developed or acquired by CMH prior to creation of CMT and transferred to it after its incorporation. CMT has been engaged in the regenerative medicine field of male and female sexual dysfunction and infertility using stem cells. CMT acquired a patent for its erectile dysfunction (“ED”) treatment from CMH and was granted a license by Los Angeles Biomedical Research Institute at Harbor-UCLA Medical Center, a non-profit biomedical research and education institute (“LABIOMED”), for the infertility treatment. On June 9, 2016, Dr. Patel and Dr. Ichim, two of our directors, filed a patent applicate for the treatment of miscarriages, which has been assigned to CMT.

CMT is a clinical stage company in the pre-revenue stage and intends to complete the testing of its ED treatment and, if warranted, market treatment kits to physicians for use with their patients suffering from ED. CMT is currently engaged in a 15-month clinical trial study being conducted at UCLA by LABIOMED on the efficacy and safety of the ED treatment. The study involves testing on 40 subjects and is intended to have a duration of 15 months. CMT also intends to test and, if warranted, market licensed stem cell products under its infertility technology license, and to assess strategy partners for co-development of the technology to treat miscarriages.

Erectile Dysfunction Treatment

On February 3, 2016, CMT entered into a Patent Purchase Agreement with CMH pursuant to which CMH assigned to CMT its rights to US Patent No. 8,372,797, entitled “Treatment of Erectile Dysfunction by Stem Cell Therapy” which was issued to CMH by the USPTO on February 12, 2013, and related know-how and technology. The closing of the Patent Purchase Agreement occurred in May 2016, and we issued the 10,000,000 shares of CMT’s common stock to CMH prior to the reverse acquisition transaction with CMT.

While previous studies have demonstrated that stem cells can enhance blood vessel function, this patent application was the first to demonstrate that administration of stem cells can lead to enhanced erections. Aspects of this patent have already been clinically used. In one specific example, FDA approved bone marrow extraction devices used to concentrate bone marrow and to inject stem cells into the penile bodies. This procedure has been demonstrated safe and feasible in small patient studies.

Prior to the closing of the Patent Purchase Agreement, CMH was in the process of commencing clinical trial studies on the efficacy and safety of the ED stem cell treatment. As a result of the purchase of the ED patent by us, we will now take over the clinical trial studies. After the trial is completed, and if the data supports the treatment, we intend to market the technology with complete kits and training to medical doctors, who can practice the treatment for their patients.

CMH entered into a Clinical Trial Agreement dated May 18, 2015, with LABIOMED and conducted by Dr. Jacob Rajfer with UCLA Harbor Hospital as its principal investigator. An IRB (Institutional Review Board) application has been submitted and approved. The purpose of the clinical trials is to evaluate the safety and efficacy of the ED stem cell treatment. Enrollment in the clinical trials began in December 2015 and the clinical trial began during first quarter 2016 with approximately 40 participants. On October 2015 CMH entered into a Master Services Agreement dated November 15, 2015, with Professional Research Consulting, Inc., doing business as PRC Clinical, a contract research organization, to oversee the clinical trials. We estimate that the study will take approximately 15 months to complete. Under the terms of the Patent Purchase Agreement, CMH assigned these agreements to us and we have assumed the duties and obligations under these agreements.

Procedures for use of our ED stem cell treatment consist of a one-hour out-patient visit in a physician’s office. The physician would harvest a patient’s bone marrow from the hip using local anesthetic and separate the stem cells using a cell separator. The separated and cleansed stem cells would then be injected into the patient’s venus cavernosa to stimulate muscle and generate blood vessel regeneration. Management believes that such treatment should result in a marked increase in duration and frequency of erections and the ability to sustain erections until orgasm, with no known treatment-associated adverse events. The current clinical trial is being conducted to validate the efficacy and safety of the treatment.

Infertility Treatment

The patent application for our infertility treatment covers novel means for treating male infertility using stem cells. The methods claimed in this patent describe implantation of stem cells into the testes of a mammal whereby stem cells may serve to address a deficiency of germ cells (developmental precursors of sperm cells), Sertoli cells (somatic cells that aid in sperm development) and/or Leydig cells (testosterone-producing cells). This invention was based on the discovery that bone marrow-derived stem cells can differentiate into germ cells, Sertoli cells and/or Leydig cells when transplanted into the testes of experimental animals.

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We believe the administration of stem cells using the methods described in this patent application can be used to improve conditions related to male infertility and/or testosterone deficiency caused by aging, disease or trauma, including individuals with cancer that have undergone irradiation of the pelvic area or chemotherapy. Other conditions involving abnormalities of the testes and/or low sperm counts could also be addressed using these methods. We believe there is great interest in leveraging the therapeutic potential of bone marrow-derived stem cell populations, especially to address male fertility issues. According to a study by the CDC, of an estimated 3.3-4.6 million men in the U.S. that sought medical advice for fertility issues, 18% were diagnosed with infertility, with deficiencies in sperm numbers of quality being the primary underlying causes of male infertility.

We are in the process of designing a clinical trial for the infertility treatment and intend to continue to prosecute the patent application.

Female Sexual Dysfunction Treatment

There are many types of female sexual arousal disorders, some of which manifest as mental obstacles to sex. CMT’s current patent application would focus on physical manifestations of sexual arousal disorder, as an extension of their work with stem cell therapies for ED. The technology specifically targets atherosclerotic tissue, which basically means tissue and vessels through which blood cannot pass. Sometimes, lack of blood flow to the vagina and clitoris can make sex painful or even impossible. Research has demonstrated that vaginal engorgement and clitoral erection are important facets of sexual interaction for women. The technique developed by CMT uses regenerative cells (such as stem cells) to help encourage the process. We plan to design a trial and execute that trial in the future after we pursue the male infertility procedure.

Miscarriage Treatment

CMT scientists Drs. Amit Patel and Thomas Ichim recently filed a US Patent entitled “Adipose Derived Immunomodulatory Cells for Immunotherapy of Recurrent Spontaneous Abortions”, which covers the use of a woman’s own fat derived stem cells for prevention of pregnancy loss. It is believed that more than 30% of all pregnancies result in a loss and that in many cases miscarriage is repetitive. Recurrent spontaneous abortion (miscarriage) is defined by the American Congress of Obstetricians and Gynecologists as two or more miscarriages in the first trimester. Approximately 1% to 5% of women of reproductive age suffer from recurrent spontaneous abortion.

The patent is based on animal data in which mice genetically bred to replicate human spontaneous recurrent miscarriages were shown to achieve much higher frequency of live births after administration of fat derived stem cells. Specifically, in mice prone to pregnancy failure that were treated with saline, an average of two living fetuses and six resorbed fetuses were detected per mouse. In mice receiving the fat derived stem cells, an average of six living fetus’s and one resorbed fetus were detected per mouse. The average litter size of mice is between six and eight offspring per pregnancy.

As a result of the closing of the Merger Agreement, we are now a company engaged in stem cell research and applications for use to treat male and female sexual dysfunction, infertility and related issues. We are a clinical stage company and intend first to complete the testing of the ED treatment and, if warranted, market the treatment under the name “Caverstem” to physicians for use with their patients suffering from ED. Following further testing, we also intend to market licensed products under our infertility technology license and the female sexual dysfunction patent application. We also intend to seek strategy partners for co-development of our miscarriage treatment technology.

Through this prospectus, certain selling stockholders are offering up to 23,732,669 shares of our common stock. Each of the selling stockholders acquired their shares in the closing of the Merger Agreement, which occurred on May 18, 2016.

Our principal executive offices are located at 2017 W Peoria Avenue, Phoenix, AZ 85029. Our telephone number is (602) 680-7439. We currently do not maintain a company website.

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The Offering

Common stock offered by selling stockholders:	Up to 23,732,669 outstanding shares of common stock.

Offering price:	All shares offered by means of this prospectus will be sold at prevailing market prices.

Common stock outstanding:
Before offering	100,013,750
After offering	100,013,750

Use of proceeds:	We will not receive any proceeds from the sale of the common stock by the selling stockholders.

OTCQB Marketplace symbol:	Shares of our common stock are currently quoted on the OTCQB Marketplace under the symbol “CELZ.”

Risk factors:	Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 4 of this prospectus for a discussion of factors you should consider before making a decision to invest in our securities.

RISK FACTORS

Investment in our common stock has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in this prospectus. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our common stock could go down. This means you could lose all or a part of your investment.

Risks Related to our Business and Industry

Our sole operating subsidiary has a limited operating history and has not yet generated any revenues.

CMT’s limited operating history, including operations by CMH, in the ED and other treatment fields, makes evaluating our business and future prospects difficult. CMT was incorporated on December 30, 2015, and organized in February 2016. We do not anticipate generating income from CMT’s operations until at least 2017, and only then if the continued testing of our ED treatment proves successful. To date we have generated no revenues. We intend in the longer term to derive revenues from the sales of our ED treatment and other urological treatments, such as in the field of female sexual dysfunction and infertility, and our technology for treatment of miscarriages. Development of our treatments for ED and other functions will require significant investment prior to commercial introduction, and we may never be able to successfully develop or commercialize the ED or any other treatments.

We will require additional funding to develop and commercialize our ED and other prospective stem cell product candidates. If we are unable to secure additional financing on acceptable terms, or at all, we may be forced to modify our current business plan or to curtail or cease our planned operations.

We anticipate incurring significant operating losses and using significant funds for planned research and operating activities. Our existing cash resources are insufficient to finance even our immediate operations. Accordingly, we will need to secure additional sources of capital to develop our business and product candidates, as planned. We intend to seek substantial additional financing through public and/or private financing, which may include equity and/or debt financings, research grants and through other arrangements, including collaborative arrangements. As part of such efforts, we may seek loans from certain of our executive officers, directors and/or current shareholders.

If we are unable to secure additional financing in the near term, we may be forced to:

•	curtail or abandon our existing business plans;

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•	reduce our projected headcount;
•	default on any debt obligations;
•	file for bankruptcy;
•	seek to sell some or all of our assets; and/or
•	cease our operations.

If we are forced to take any of these steps our common stock may be worthless.

Any future financing may result in ownership dilution to our existing shareholders and may grant rights to investors more favorable than the rights currently held by our shareholders.

If we raise additional capital by issuing equity, equity-related or convertible securities, the economic, voting and other rights of our existing shareholders may be diluted, and those newly-issued securities may be issued at prices that are at a significant discount to current and/or then prevailing market prices. In addition, any such newly issued securities may have rights superior to those of our common stock. If we obtain additional capital through collaborative arrangements, we may be required to relinquish greater rights to our technologies or product candidates than we might otherwise have or become subject to restrictive covenants that may affect our business.

Each of our current product candidates is in an early stage of development and we may never succeed in developing and/or commercializing them. We depend heavily on the success of our ED product candidate, which is still in clinical trials. If we are unable to commercialize our ED treatment, our infertility treatment, or any future urological product or other candidates, or if we experience significant delays in doing so, our business may fail.

We intend to invest a significant portion of our efforts and financial resources in our ED treatment product candidate and depend heavily on its success. This treatment is currently in the clinical testing stage of development. We need to devote significant additional research and development, financial resources and personnel to develop additional commercially viable urological products, obtain regulatory approvals, if necessary, and establish a sales and marketing infrastructure. We are likely to encounter hurdles and unexpected issues as we proceed in the development of our ED treatment and our other product candidates. There are many reasons that we may not succeed in our efforts to develop our product candidates, including the possibility that our product candidates will be deemed ineffective or unsafe; our product candidates will be too expensive to manufacture or market or will not achieve broad market acceptance; others will hold proprietary rights that will prevent us from marketing our product candidates; or our competitors will market products that are perceived as equivalent or superior.

If our clinical trials on our stem cell treatments are unsuccessful or significantly delayed, or if we do not complete our clinical trials, we may not be able to commercialize our product candidates.

Our ED treatment has been studied in a limited number of patients to date. Even though our early data have been promising, we have not yet completed our current large-scale trial to establish the safety and efficacy of our ED treatment. In addition, we have not commenced clinical trials on our infertility treatment or our treatment for female sexual dysfunction, and we have not secured a strategic partner to develop our miscarriage treatment. We may experience numerous unforeseen events during, or as a result of, our current or future clinical trials that could delay or prevent commercialization of our product candidates, including the following:

•	the trials may reveal that our product candidates are not sufficiently safe or effective or may find our cell culturing processes or facilities are unsatisfactory;
•	our clinical trials may produce negative or inconclusive results, and we may decide to conduct additional studies and/or trials or to abandon one or more of our development programs;
•	the FDA or similar foreign regulatory authorities may adopt new policies or adopt new regulations which could require regulatory approval of one or more of our proposed products;
•	there may be delays or failure in obtaining institutional review board approvals to conduct clinical trials at prospective sites;
•	we may suspend or terminate our clinical trials because the participating patients are being exposed to unacceptable health risks or undesirable side effects;
•	we may experience difficulties in managing multiple clinical sites;

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•	enrollment in our clinical trials for our product candidates may occur more slowly than we anticipate, or we may experience high drop-out rates of subjects in our clinical trials, resulting in significant delays; and
•	our product candidates may be deemed unsafe or ineffective, or may be perceived as being unsafe or ineffective, by healthcare providers for a particular indication.

Failures or perceived failures in our clinical trials would delay and may prevent our product development and regulatory approval process, make it difficult for us to establish collaborations, negatively affect our reputation and competitive position and otherwise have a material adverse effect on our proposed business.

We depend on third parties to assist us in the conduct of our preclinical studies and clinical trials, and any failure of those parties to fulfill their obligations could result in costs and delays and prevent us from obtaining regulatory approval, if needed, or successfully commercializing our product candidates on a timely basis, if at all.

We may engage consultants and clinical research organizations (“CROs”) to help design, and to assist us in conducting, our preclinical studies and clinical trials and to collect and analyze data from those studies and trials. The consultants and contract research organizations we engage interact with clinical investigators to enroll patients in our clinical trials. As a result, we depend on these consultants and CROs to perform the studies and trials in accordance with the investigational plan and protocol for each product candidate and in compliance with regulations and standards, commonly referred to as “good clinical practice”, for conducting, recording and reporting results of clinical trials to assure that the data and results are credible and accurate and the trial participants are adequately protected. We may face delays in our commercialization efforts if these parties do not perform their obligations in a timely or competent fashion or if we are forced to change service providers. Any third parties that we hire to conduct clinical trials may also provide services to our competitors, which could compromise the performance of their obligations to us. If these third parties do not successfully carry out their duties or meet expected deadlines, or if the quality, completeness or accuracy of the data they obtain is compromised due to their failure to adhere to our clinical trial protocols or for other reasons, our clinical trials may be extended, delayed or terminated or may otherwise prove to be unsuccessful. If there are delays or failures in clinical trials as a result of the failure to perform by third parties, our development costs will increase, and we may not be able to commercialize our product candidates. In addition, we may not be able to establish or maintain relationships with these third parties on favorable terms, if at all. If we need to enter into replacement arrangements because a third party is not performing in accordance with our expectations, we may not be able to do so without undue delays or considerable expenditures or at all.

The loss of or inability to retain key personnel could materially adversely affect our operations.

Our management includes a select group of experienced medical and technology professionals, particularly Dr. Patel and Dr. Ichim, who have been instrumental in developing the technology for the treatments currently held by us. The success of our operations will, in part, depend on the successful continued involvement of these individuals. If these individuals leave the employment of or engagement with us or CMH, then our ability to operate will be negatively impacted. There can be no assurance that we will be successful in retaining key personnel.

Risks Related to Our Intellectual Property

We hold certain intellectual property rights and intend to acquire additional intellectual property rights in the future. Our success will be dependent in large part on safeguarding our intellectual property rights and obtaining or retaining patent and other proprietary protection for our product candidates.

We have purchased the patent for our ED treatment and have a license to use the process for our infertility treatment. We also hold patent applications for female sexual dysfunction and miscarriage treatments. The ED treatment is protected by a patent which expires on 2026. We hold a license for the infertility under a patent application made by the licensor. Out two patent applications have not been granted. Our business plan is to acquire additional patent licensing rights in the urological field, or other rights which may not be protected by patents. Our commercial success will depend to a significant degree on our ability to:

•	compel the owners of the patents licensed to us to defend and enforce such patents, to the extent such patents may be applicable to our products and material to their commercialization;
•	obtain new patent and other proprietary protection for acquired or developed product candidates;

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•	obtain and/or maintain appropriate licenses to patents, patent applications or other proprietary rights held by others with respect to our technology, both in the United States and other countries;
•	preserve intellectual property rights relating to our product candidates; and
•	operate without infringing the patents and proprietary rights of third parties.

Failure to obtain adequate patent protection for our product candidates, the failure of our licensors to protect our licensed patent rights, or the failure to protect our existing patent rights, may impair our ability to be competitive. The availability of infringing products in markets where we have patent protection, or the availability of competing products in markets where we do not have adequate patent protection, could erode the market for our product candidates, negatively impact the prices we can charge for our product candidates, and harm our reputation if infringing or competing products are manufactured to inferior standards.

Patents acquired by us may not be valid or enforceable, and may be challenged by third parties.

We cannot assure you that any patents issued or licensed to us would be held valid by a court or administrative body or that we would be able to successfully enforce our patents against infringers, including our competitors. The issuance of a patent is not conclusive as to its validity or enforceability, and the validity and enforceability of a patent is susceptible to challenge on numerous legal grounds. Challenges raised in patent infringement litigation brought by or against us may result in determinations that patents that have been issued or licensed to us or any patents that may be issued to us or our licensors in the future are invalid, unenforceable or otherwise subject to limitations. In the event of any such determinations, third parties may be able to use the discoveries or technologies claimed in these patents without paying licensing fees or royalties to us, which could significantly diminish the value of our intellectual property and our competitive advantage. Even if our patents are held to be enforceable, others may be able to design around our patents or develop products similar to our products that are not within the scope of any of our patents.

In addition, enforcing the patents that have been licensed to us and any patents that may be issued to us in the future against third parties may require significant expenditures regardless of the outcome of such efforts. Our inability to enforce our patents against infringers and competitors may impair our ability to be competitive and could have a material adverse effect on our business.

If we are not able to protect and control unpatented trade secrets, know-how and other technological innovation, we may suffer competitive harm.

We may also rely on unpatented technology, trade secrets, confidential information and proprietary know-how to protect our technology and maintain any future competitive position, especially when we do not believe that patent protection is appropriate or can be obtained. Trade secrets are difficult to protect. In order to protect proprietary technology and processes, we rely in part on confidentiality and intellectual property assignment agreements with our employees, consultants and others. These agreements generally provide that the individual must keep confidential and not disclose to other parties any confidential information developed or learned by the individual during the course of the individual’s relationship with us except in limited circumstances. These agreements generally also provide that we shall own all inventions conceived by the individual in the course of rendering services to us. These agreements may not effectively prevent disclosure of confidential information or result in the effective assignment to us of intellectual property, and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information or other breaches of the agreements. In addition, others may independently discover trade secrets and proprietary information that have been licensed to us or that we own, and in such case we could not assert any trade secret rights against such party.

Enforcing a claim that a party illegally obtained and is using trade secrets that have been licensed to us or that we own is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. Costly and time-consuming litigation could be necessary to seek to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could have a material adverse effect on our business. Moreover, some of our academic institution licensors, collaborators and scientific advisors have rights to publish data and information to which we have rights. If we cannot maintain the confidentiality of our technologies and other confidential information in connection with our collaborations, our ability to protect our proprietary information or obtain patent protection in the future may be impaired, which could have a material adverse effect on our business.

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Risks Related to Our common stock

The beneficial ownership of our common stock is concentrated among existing executive officers and directors.

CMH, our executive officers, and our directors own beneficially, in the aggregate, approximately 79% of the outstanding common stock, including 64,666,667 shares (approximately 65%) owned by CMH. The outstanding shares of our common stock owned by CMH are voted by Mr. Warbington, the CEO of our company and CMH. As a result, these parties will be able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors, amendments to our Articles of Incorporation, and approval of significant corporate transactions. This control could have the effect of delaying or preventing a change of control or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.

The public trading market for our common stock is volatile and will likely result in higher spreads in stock prices.

Our common stock is trading in the over-the-counter market and is quoted on the OTCQB. The over-the-counter market for securities has historically experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors, such as our ability to implement our business plan, as well as economic conditions and quarterly variations in our results of operations, may adversely affect the market price of our common stock. In addition, the spreads on stock traded through the over-the-counter market are generally unregulated and higher than on stock exchanges, which means that the difference between the price at which shares could be purchased by investors on the over-the-counter market compared to the price at which they could be subsequently sold would be greater than on these exchanges. Significant spreads between the bid and asked prices of the stock could continue during any period in which a sufficient volume of trading is unavailable or if the stock is quoted by an insignificant number of market makers. We cannot insure that our trading volume will be sufficient to significantly reduce this spread, or that we will have sufficient market makers to affect this spread. These higher spreads could adversely affect investors who purchase the shares at the higher price at which the shares are sold, but subsequently sell the shares at the lower bid prices quoted by the brokers. Unless the bid price for the stock increases and exceeds the price paid for the shares by the investor, plus brokerage commissions or charges, shareholders could lose money on the sale. For higher spreads such as those on over-the-counter stocks, this is likely a much greater percentage of the price of the stock than for exchange listed stocks. There is no assurance that at the time the shareholder wishes to sell the shares, the bid price will have sufficiently increased to create a profit on the sale.

Because our shares are designated as “penny stock”, broker-dealers will be less likely to trade in our stock due to, among other items, the requirements for broker-dealers to disclose to investors the risks inherent in penny stocks and to make a determination that the investment is suitable for the purchaser.

Our shares are designated as “penny stock” as defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and thus may be more illiquid than shares not designated as penny stock. The SEC has adopted rules which regulate broker-dealer practices in connection with transactions in “penny stocks.” Penny stocks are defined generally as: non-Nasdaq equity securities with a price of less than $5.00 per share; not traded on a “recognized” national exchange; or in issuers with net tangible assets less than $2,000,000, if the issuer has been in continuous operation for at least three years, or $10,000,000, if in continuous operation for less than three years, or with average revenues of less than $6,000,000 for the last three years. The penny stock rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC, to provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer’s account, to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a stock that is subject to the penny stock rules. Since our securities are subject to the penny stock rules, investors in the shares may find it more difficult to sell their shares. Many brokers have decided not to trade in penny stocks because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. The reduction in the number of available market makers and other broker-dealers willing to trade in penny stocks may limit the ability of purchasers in this offering to sell their stock in any secondary market. These penny stock regulations, and the restrictions imposed on the resale of penny stocks by these regulations, could adversely affect our stock price.

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Our Board of Directors can, without shareholder approval, cause preferred stock to be issued on terms that adversely affect common shareholders.

Under our Articles of Incorporation, our board of directors is authorized to issue up to 10,000,000 shares of preferred stock, none of which are issued and outstanding as of the date of this report. Also, our board of directors, without shareholder approval, may determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares. If our board of directors causes any shares of preferred stock to be issued, the rights of the holders of our common stock could be adversely affected. Our board of directors’ ability to determine the terms of preferred stock and to cause its issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. Preferred shares issued by our board of directors could include voting rights, or even super voting rights, which could shift the ability to control our company to the holders of our preferred stock. Preferred shares could also have conversion rights into shares of our common stock at a discount to the market price of the common stock which could negatively affect the market for our common stock. In addition, preferred shares would have preference in the event of our liquidation, which means that the holders of preferred shares would be entitled to receive the net assets of our company distributed in liquidation before the common stock holders receive any distribution of the liquidated assets.

We have not paid, and do not intend to pay in the near future, dividends on our common shares and therefore, unless our common stock appreciates in value, our shareholders may not benefit from holding our common stock.

We have not paid any cash dividends since inception. Although we anticipate allocating funds for payment of dividends from future earnings, if any, we do not anticipate this occurring until we complete testing of our ED treatment and generating earnings from marketing of the ED treatment, of which there is no assurance. Therefore, any return on the investment made in our shares of common stock will likely be dependent initially upon the shareholder’s ability to sell our common shares in the open market, if one should develop, at prices in excess of the amount paid for our common shares and broker commissions on the sales.

Because we became public by means of a reverse merger, we may not be able to attract the attention of brokerage firms.

Additional risks may exist because we became public through a “reverse merger.” Securities analysts of brokerage firms may not provide coverage of our company since there is little incentive for brokerage firms to recommend the purchase of our common stock. No assurance can be given that brokerage firms will want to conduct secondary offerings on our behalf in the future.

Shares of our common stock that have not been registered under federal securities laws are subject to resale restrictions imposed by Rule 144, including those set forth in Rule 144(i) which apply to a former “shell company.”

Prior to the closing of the Merger Agreement, we were deemed a “shell company” under applicable SEC rules and regulations because we had no or nominal operations and either no or nominal assets, assets consisting solely of cash and cash equivalents, or assets consisting of any amount of cash and cash equivalents and nominal other assets. Pursuant to Rule 144 promulgated under the Securities Act sales of the securities of a former shell company, such as us, under that rule are not permitted (i) until at least 12 months have elapsed from the date on which Form 10-type information reflecting our status as a non-shell company, is filed with the SEC and (ii) unless at the time of a proposed sale, we are subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and have filed all reports and other materials required to be filed by Section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months, other than Form 8-K reports. Without registration under the Securities Act, our shareholders will be forced to hold their shares of our common stock for at least that 12-month period after the filing of the report on Form 8-K following the closing of the reverse merger before they are eligible to sell those shares pursuant to Rule 144, and even after that 12-month period, sales may not be made under Rule 144 unless we are in compliance with other requirements of Rule 144. Further, it will be more difficult for us to raise funding to support our operations through the sale of debt or equity securities unless we agree to register such securities under the Securities Act, which could cause us to expend significant time and cash resources. The lack of liquidity of our securities as a result of the inability to sell under Rule 144 for a longer period of time than a non-former shell company could negatively affect the market price of our securities.

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We are an “emerging growth company,” and will be able take advantage of reduced disclosure requirements applicable to “emerging growth companies,” which could make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and, for as long as we continue to be an “emerging growth company,” we intend to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and our stock price may be more volatile.

FORWARD-LOOKING STATEMENTS

This prospectus contains not only statements that are historical facts, but also statements that are forward-looking. Forward-looking statements are, by their very nature, uncertain and risky. Forward-looking statements can be identified by the use of forward-looking terminology such as the words “believes,” “intends,” “may,” “should,” “anticipates,” “expects,” “could,” “plans,” or comparable terminology. These risks and uncertainties include the following:

•	international, national and local general economic and market conditions;
•	our ability to successfully introduce our products to market;
•	our ability to sustain, manage, or forecast growth;
•	our ability to successfully make acquisitions of new technologies; new product development and introduction;
•	existing government regulations and changes in, or the failure to comply with, government regulations;
•	adverse publicity;
•	competition; the failure to secure and maintain significant customers or suppliers;
•	fluctuations and difficulty in forecasting operating results;
•	changes in business strategy or development plans;
•	results of testing and clinical trials of our products; business disruptions;
•	the ability to attract and retain qualified personnel;
•	the ability to protect technology; and
•	other risks that might be detailed from time to time.

Although the forward-looking statements in this prospectus reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by them. Consequently, and because forward-looking statements are inherently subject to risks and uncertainties, the actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. You are urged to carefully review and consider the various disclosures made by us in this prospectus as we attempt to advise interested parties of the risks and factors that may affect our business, financial condition, and results of operations and prospects.

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USE OF PROCEEDS

We will not receive any proceeds from the sale of the common stock by the selling stockholders.

Market for Our Common Stock

Market Information

Our common stock is quoted on the OTCQB under the symbol “CELZ.” The table below sets forth for the periods indicated the quarterly high and low bid prices as reported by OTC Markets. Limited trading volume has occurred during these periods. These quotations reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not necessarily represent actual transactions.

	Quarter	High	Low
FISCAL YEAR ENDING DECEMBER 31, 2016	First	$0.02	$0.02

	Quarter	High	Low
FISCAL YEAR ENDED DECEMBER 31, 2015	First	$0.05	$0.05
	Second	$0.05	$0.01
	Third	$0.01	$0.01
	Fourth	$0.55	$0.01

	Quarter	High	Low
FISCAL YEAR ENDED DECEMBER 31, 2014	First	$0.02	$0.02
	Second	$0.055	$0.02
	Third	$0.055	$0.05
	Fourth	$0.05	$0.05

Our common stock is considered to be penny stock under rules promulgated by the Securities and Exchange Commission (the “SEC”). Under these rules, broker-dealers participating in transactions in these securities must first deliver a risk disclosure document which describes risks associated with these stocks, broker-dealers’ duties, customers’ rights and remedies, market and other information, and make suitability determinations approving the customers for these stock transactions based on financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing, provide monthly account statements to customers, and obtain specific written consent of each customer. With these restrictions, the likely effect of designation as a penny stock is to decrease the willingness of broker-dealers to make a market for the stock, to decrease the liquidity of the stock and increase the transaction cost of sales and purchases of these stocks compared to other securities.

We have granted registration rights only to the selling stockholders herein. We have not proposed to publicly offer any shares of our common stock in a primary offering.

Availability of Rule 144

We were a shell company prior to the filing of our report on Form 8-K on May 19, 2016. Rule 144 is not available for the resale of securities issued by companies that are, or previously were, shell companies, such as our company. Paragraph (i) of Rule 144 prohibits the use of the rule for resale of securities issued by any shell companies (other than business combination related shell companies) or any issuer that has been at any time previously a shell company, except where the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;
•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

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•	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Current Reports on Form 8-K; and
•	at least one year has elapsed from the time that the issuer filed current comprehensive disclosure with the SEC reflecting its status as an entity that is not a shell company.

As a result, our shareholders will not be able to sell their shares of our common stock under Rule 144 prior to the one year anniversary of our filing of our Current Report on Form 8-K on May 19, 2016.

Holders

As of the close of business on ______, 2016, we had approximately 75 holders of our common stock. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of common stock whose shares are held in the names of various security brokers, dealers, and registered clearing agencies. We have appointed VStock Transfer, LLC, 18 Lafayette Pl, Woodmere, NY 11598, to act as transfer agent for the common stock.

Dividends

We have not declared or paid any cash dividends on our common stock during the two fiscal years ended December 31, 2015, or in any subsequent period. We do not anticipate or contemplate paying dividends on our common stock until we complete testing of our ED treatment and generating earnings from marketing of the ED treatment, of which there is no assurance. The only restrictions that limit the ability to pay dividends on common equity, or that are likely to do so in the future, are those restrictions imposed by law.

Securities Authorized for Issuance under Equity Compensation Plans

As of December 31, 2015, we had not adopted any compensation plans (including individual compensation arrangements) under which our equity securities were authorized for issuance.

2016 Stock Incentive Plan

Effective May 18, 2016, pursuant to the closing of the Merger Agreement, our board of directors adopted and assumed the 2016 Stock Incentive Plan, which had been approved by CMT’s board of directors prior to the closing. The purposes of the plan are (a) to enhance our ability to attract and retain the services of qualified employees, officers, directors, consultants, and other service providers upon whose judgment, initiative and efforts the successful conduct and development of our business largely depends, and (b) to provide additional incentives to such persons or entities to devote their utmost effort and skill to our advancement and betterment, by providing them an opportunity to participate in the ownership of our company and thereby have an interest in our success and increased value.

There are 2,000,000 shares of common stock authorized for nonstatutory and incentive stock options, stock grants, restricted stock units, and stock appreciation rights, which are subject to adjustment in the event of stock splits, stock dividends, and other situations.

The plan is administered by our board of directors or any committee designated by our board of directors. The persons eligible to participate in the plan are as follows: (a) our employees and any employees of our subsidiaries; (b) non-employee members of the board or non-employee members of our board of directors of any of our subsidiaries; and (c) consultants and other independent advisors who provide services to us or any of our subsidiaries. Options may be granted, or shares issued, only to consultants or advisors who are natural persons and who provide bona fide services to us or one of our subsidiaries, provided that the services are not in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for our securities.

The plan will continue in effect until all of the stock available for grant or issuance has been acquired through exercise of options or grants of shares, or until May 18, 2026, whichever is earlier. The plan may also be terminated in the event of certain corporate transactions such as a merger or consolidation or the sale, transfer or other disposition of all or substantially all of our assets.

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UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial statements give effect to the reverse merger transaction between CMT and our company. The historical financial statements of CMT appear elsewhere in this prospectus. The reverse merger was completed via merging a newly created subsidiary of our company into CMT, and CMT, as the surviving corporation, becoming a wholly-owned subsidiary of our company. The transaction was accounted for as a recapitalization of our company as follows:

•	CMT advanced $25,000 for payment of accounts payable outstanding at closing of the transaction;
•	we exchanged 97,000,000 newly issued shares of its common stock for all CMT outstanding common stock (at the ratio of 6.4666666 shares of our common stock for each share of CMT);
•	we cancelled 15,100,000 shares of common stock outstanding;
•	the owners and management of CMT have voting and operating control of our company after the Reverse Merge; and
•	we are non-operating and in the clinical stage, and have generated no revenues in this stage.

The unaudited pro forma combined financial statements presented below are prepared using recapitalization accounting for the reverse merger. Pro forma adjustments which give effect to certain transactions occurring as a direct result of the reverse merger are described in the accompanying unaudited notes below. Our financial statements included in the following unaudited pro forma combined financial statements are derived from our audited financial statements for the year ended December 31, 2015. The unaudited pro forma combined balance sheet is prepared as though the reverse merger occurred at the close of business on December 31, 2015. The unaudited pro forma combined statements of operations give effect to the reverse merger as though it occurred on January 1, 2015.

The unaudited pro forma combined financial statements have been prepared for illustrative purposes only and are not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realized had CMT and our company been a combined company during the specified periods. You should read these unaudited pro forma combined financial statements in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the historical financial statements, including the related notes thereto, appearing elsewhere in this prospectus.

Creative Medical Technology Holdings, Inc.

(f/k/a Jolley Marketing, Inc.)

Unaudited Pro Forma Combined Statement of Operations

For the Year Ended December 31, 2015

	Creative Medical Technologies, Inc. (Historical)	Jolley Marketing, Inc. (Historical)	Pro Forma Adjustments	Adjustment Explanatory Footnote	Pro Forma Combined

REVENUE	$-	-			$-

OPERATING EXPENSES

Research and development	3,864	-			3,864
Royalty expense - license fees	7,300	-			7,300
Organization, start-up costs	18,791	-			18,791
General and administrative	4,493	20,831			25,324
Management expense - related party	73,000	-			73,000

Total Operating Expenses	107,448	20,831	-		128,279

Net Operating Loss	(107,448)	(20,831)	-		(128,279)

Interest expense	-	(9,930)			(9,930)

NET LOSS	$(107,448)	(30,761)	-		$(138,209)

BASIC AND DILUTED LOSS PER SHARE				g.	$(0.001)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING				h. and i.	100,013,750

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Creative Medical Technology Holdings, Inc.

(f/k/a Jolley Marketing, Inc.)

Unaudited Pro Forma Combined Balance Sheet

As of December 31, 2015

	Creative Medical Technologies, Inc. (Historical)		Jolley Marketing, Inc. (Historical)		Pro Forma Adjustments	Adjustment Explanatory Footnote	Pro Forma Combined
Assets
Current assets

Cash and cash equivalents	$28,315		$216		25,000	a.	$
					(20,000)	a.
					(5,000)	c.
Total current assets	28,315		216					28,531

Total Assets	$28,315		$216		-			$28,531

Liabilities and Stockholders' Deficit

Current liabilities

Cash advances - related party	$600		$-					$600
Accounts payable	10,363		17,079		(20,000)	a.		7,442
Notes payable and accrued interest - related party	-		140,741		25,000	a.		165,741
Contractual obligation for license costs	1,800		-					1,800
Management fee payable - related party	73,000		-					73,000
Total current liabilities	85,763		157,820					248,583
Long-term liabilities
Notes payable - related party	-		26,200					26,200
Total liabilities	85,763		184,020					274,783

Stockholders' Deficit
Preferred stock	-		-
Common stock	50,000		18,114		97,000	b.
					(15,100)	a. and c.
					(50,000)	b.		100,014
Capital in excess of par value	-		154,181		(47,000)	b.
					10,100	a. and c.
					(356,099)	e.
	-		-		238,818	f.		-
Treasury Stock					15,100	c.
					(15,100)	d.		-
Retained deficit	(107,448	)#	(356,099	)#	356,099	e.
					(238,818)	f.		(346,266)
Total stockholders' deficit	(57,448)		(183,804)					(246,252)

Total Liabilities and Stockholders' Deficit	$28,315		$216		-			$28,531

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

a.          Pursuant to the merger agreement, we received $25,000 of proceeds in exchange for a promissory note payable, dated May 18, 2016. The note payable accrues interest at 8.0%. The interest and principal are due on or before May 18, 2018. The proceeds, received from the parent corporation of CMT included approximately $13,226 received subsequent to the historical balance sheet and prior to the reverse merger with the balance of approximately $11,774 received as part of the closing of the reverse merger on May 18, 2016.

b.          To adjust our stockholders’ equity (deficiency) accounts to reflect the effects of the recapitalization, including the conversion of all outstanding common shares of CMT into 97,000,000 shares of our common stock at par value $0.001 per share.

c.          Following the closing, we purchased 15,100,000 shares of its common stock from a shareholder for $5,000.

d.          Immediately following the purchase of 15,100,000 shares of common stock acquired in (c) above, we cancelled all shares acquired;

e.          To close out retained earnings being eliminated in the acquired company.

f.          Following acquisition the combined entity had a negative balance in paid-in-capital which was offset against retained earnings.

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g.          Pro forma basic and diluted loss per common share is based on the weighted average number of common shares which would have been outstanding during the period if the recapitalization had occurred at January 1, 2015, and reflects the exchange of the common stock of CMT for common stock of JLLM.

h.          No shares of preferred stock were included as there was no preferred stock outstanding before or subsequent to the recapitalization;

i.          Pro forma weighted average shares include the retention of 3,013,750 shares of common stock by prior shareholders of our company as if such shares were issued on January 1, 2015.

The unaudited pro forma combined financial statements do not include any adjustment for non-recurring costs incurred or to be incurred after December 31, 2015 by both CMT and us to consummate the reverse merger, except as noted above. Merger costs include fees payable for legal fees, accounting fees, transfer agent and filing fees. Such costs will be expensed as incurred.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains certain forward-looking statements. Historical results may not indicate future performance. Our forward-looking statements reflect our current views about future events, are based on assumptions and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those contemplated by these statements. Factors that may cause differences between actual results and those contemplated by forward-looking statements include, but are not limited to, those discussed in “Risk Factors.” We undertake no obligation to publicly update or revise any forward-looking statements, including any changes that might result from any facts, events, or circumstances after the date hereof that may bear upon forward-looking statements. Furthermore, we cannot guarantee future results, events, levels of activity, performance, or achievements.

Basis of Presentation

The Unaudited Pro Forma Financial Information, presented above and the following Management Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2015 gives effect to our acquisitions of CMT as if it had occurred on January 1, 2015. Transactions between our company and CMT have been eliminated.

Overview

On May 18, 2016, Creative Medical Technology Holdings, Inc., formerly known as Jolley Marketing, Inc., a Nevada corporation, closed the Merger Agreement with CMT, Mr. White, the principal shareholder and the sole officer and director of our company, and Merger Sub. As a result of the closing of the Merger Agreement, our newly formed subsidiary was merged with and into CMT with CMT being the surviving corporation and CMT became our wholly-owned subsidiary. Upon completion of the transaction, we acquired CMT (which is now our wholly-owned subsidiary) and became a company engaged in stem cell research and applications for use to treat ED, infertility and other issues. CMT was incorporated in the State of Nevada on December 30, 2015. All references to our company after the closing refer to Creative Medical Technology Holdings, Inc. and Creative Medical Technologies, Inc., collectively.

We are considered to be a clinical stage company, since we are devoting substantially all of our efforts to establishing our business and because our planned principal operations have not commenced. Our fiscal year end is December 31st. We have acquired the licensing rights for our infertility treatments, purchased the patent for our ED treatments, and filed a patent application for our female sexual dysfunction treatment.

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Components of our Results of Operations and Financial Condition

Operating expenses. We classify our operating expenses into five categories: research and development, royalty expenses and license fees, organization and startup costs, general and administrative, and management expenses.

Research and development. Research and development expense consists primarily of monies paid for clinical trial expenses, materials and supplies and compensation costs.

Royalty expenses and license fees. Royalty expenses and license fees consist of fees paid to LABIOMED in connection with the acquisition of the license for the infertility technology.

Organization and startup costs. Organization and startup costs consist primarily of professional legal and accounting fees in connection with the formation and organization of CMT.

General and administrative. General and administrative expense consists of office and marketing expenses of CMT and professional fees related to SEC reporting obligations of our company.

Management expenses. Management expenses consist of fees paid to CMH for the services performed for CMT and our company by CMH employees beginning January 1, 2016.

Statements of Operations

Management believes our operations will increase in the future and will include the acquisition of additional licenses and patents, and the development, exploitation and commercialization of technologies within the stem cell field.

The following table sets forth the components of our unaudited pro forma combined statements of operations for the periods presented.

Year Ended December 31, 2015
Revenues	$-

Operating expenses:
Research and development	3,864
Royalty expense - license fees	7,300
Organization, start-up costs	18,791
General and administrative	25,324
Management expense - related party	73,000
Total Operating Expenses	128,279

Total Operating Loss	(128,279)
Interest expense	9,930
Net Loss	$(138,209)

Pro forma results for the year ended December 31, 2015

Revenues. We generated no revenues for the year ended December 31, 2015.

Research and development. Research and development expenses were $3,684 for third party clinical research support services. Management anticipates that these expenses will continue and increase as clinical trials for the ED treatment continue through 2017.

Royalty expenses and license fees. Fees for the license for our infertility treatment were $7,300, which included the cost of 50,000 shares issued by us to LABIOMED for the license. No further license fees are payable under the license agreement. As part of our business plan, however, we anticipate acquiring additional technology which may include payment of license fees.

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Organization and startup costs. Organization and startup costs were $18,791 and were attributable solely to the creation and organization of CMT. Management does not anticipate further similar expenses for CMT.

General and administrative. General and administrative expenses for 2015 on a pro forma basis were $25,324. Management anticipates that these expenses will increase for 2016 based upon the costs of compliance with SEC reporting obligations for the combined entities.

Management expenses. Fees paid to CMH for management services were $35,000 per month for the first two months of 2016. We anticipate that the amount of management fees will remain constant for the remainder of 2016.

Liquidity and Capital Resources

Our principal source of liquidity has been funds received from the sale of our common stock to CMH in the amount of $49,500 and loans from CMH. Going forward, our short-term funding needs are expected to be satisfied by funds to be loaned to us by our parent entity. Our long-term liquidity needs are expected to be satisfied from future offerings of our equity securities. It is possible that CMH may sell some of its ownership in our company in order to provide future financing for us. We do not have any arrangements, agreements, or sources for long-term funding.

Our only commitments for expenditures relate to the completion of the clinical studies for the ED stem cell treatment and general and administrative costs, including reimbursements to our parent company for services performed by their executive officers on our behalf. During the next 12 months we also anticipate commencing marketing activities for our ED treatment in preparation for completion of the clinical trials.

We anticipate that if our clinical studies on our ED stem cell treatment are successful, we can commence marketing kits for the treatment in 2017. For the next 12 months our plan of operations is to complete these clinical trials and commence manufacture of the kits. We estimate the costs to complete the clinical trials will be approximately $600,000, excluding overhead and other costs associated with maintaining our company structure. We believe that our current cash on hand would meet our cash flow requirements for only a few more months. If we are unable to obtain further financing, we may seek alternative sources of funding or revise our business plan. We currently have no alternative sources for funding.

Our financial statements included with this prospectus have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  We have incurred substantial expenses and generated no revenues from operations during the periods covered by these financial statements. These factors raise substantial doubt about our ability to continue as a going concern. There is no assurance that we will be successful in meeting the continuing financial obligations of the company. Our financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles accepted in the United States. In connection with the preparation of our financial statements, we are required to make assumptions and estimates about future events and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On a regular basis, we review the accounting policies, assumptions, estimates and judgments to ensure that our financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. Certain specified reduced reporting and other regulatory requirements that are available to public companies that are emerging growth companies. These provisions include:

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1.	an exemption from the auditor attestation requirement in the assessment of our internal controls over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002;

2.	an exemption from the adoption of new or revised financial accounting standards until they would apply to private companies;

3.	an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about our audit and our financial statements; and

4.	reduced disclosure about our executive compensation arrangements.

We have elected to take advantage of the exemption from the adoption of new or revised financial accounting standards until they would apply to private companies. As a result of this election, our financial statements may not be comparable to public companies required to adopt these new requirements.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

We have not had any disagreements with our accountants.

Business and properties

Historical Background

We were incorporated on December 3, 1998, in the State of Nevada, and have one wholly-owned subsidiary, Creative Medical Technologies, Inc., a Nevada corporation (“CMT”), which conducts all of our business operations. From our incorporation in 1998 through approximately June 2008, we were in the startup phase of our proposed business operations. Originally, Ronald Jolley, the initial director and Chief Executive Officer, intended to operate the company as a telecommunications company by obtaining business service agreements. He was not successful in obtaining service contracts and decided to redefine the company’s business plan to service industrial, commercial and residential lighting needs. Beginning in February 2000, we began selling lighting products for business and commercial applications in the greater metropolitan area of Utah County, Utah. In addition, we offered consulting services to help our customers achieve the optimum lighting solutions. To this end, we had agreements in place with local wholesale suppliers of electronics to purchase lamps and lighting products at wholesale prices. In turn, we sold the lighting products at a marked up cost to our customers.

In September 2002, we filed a registration statement to raise up to $75,000 for operating capital through the sale of our common stock by Mr. Jolley as selling agent for the proposed offering. Because of health problems of Mr. Jolley, the registration statement was withdrawn in November 2002 and no funds were raised.

We had only limited operations during this startup phase through June 30, 2008, at which time we ceased all business operations because of increased competition in the industry, dwindling sales, and elevated costs associated with generating sales.

From March 2005 through February 2006 we issued 750,000 post reverse split shares for $15,000 to generate operating capital for the company.

On August 2, 2007, our board of directors authorized a reverse split of our outstanding shares of common stock at the rate of one share for each 10 shares outstanding. At the time of the reverse stock split we had 19,137,500 shares outstanding, which were reduced to 1,913,750 shares as a result of the reverse stock split. All references in this prospectus to outstanding shares give effect to this reverse stock split.

On August 30, 2007, we issued 15,000,000 shares to Mr. White for $15,000 in a transaction which changed the control of our company from Mr. Jolley to Mr. White. In connection with the stock purchase, Mr. White assumed management of our company and became the sole officer and director. The purpose of this change of control was to alter our business and permit us to seek potential operating target companies to acquire, or to be acquired by, in order to generate material business operations.

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In August 2008 we completed a non-public offering of our common stock in which we issued 1,200,000 shares at $0.025 per share for gross proceeds of $30,000. The net proceeds of this offering were allocated and used for our operating costs.

Our principal executive offices are located at 2017 W Peoria Avenue, Phoenix, AZ 85029.

Creative Medical Technologies

CMT was created as the urological arm of its parent company, Creative Medical Health, Inc., a Delaware corporation incorporated on October 31, 2011 (“CMH”), to monetize the treatments or products developed or acquired by CMH prior to creation of CMT and transferred to it after its incorporation. CMT has been engaged in the regenerative medicine field of male and female sexual dysfunction and infertility, as well as the field of recurrent spontaneous abortions (miscarriages), using stem cells. CMT acquired a patent for its erectile dysfunction (“ED”) treatment from CMH and was granted a license by Los Angeles Biomedical Research Institute at Harbor-UCLA Medical Center, a non-profit biomedical research and education institute (“LABIOMED”), for the infertility treatment.

CMT is a clinical stage company and intends to complete the testing of its ED treatment and, if warranted, market treatment kits to physicians for use with their patients suffering from ED. CMT is currently engaged in a 15-month clinical trial study being conducted at UCLA by LABIOMED on the efficacy and safety of the ED treatment. The study involves testing on 40 subjects and is intended to have a duration of 15 months. CMT also intends to test and, if warranted, market licensed stem cell products under its infertility technology license.

In connection with CMT’s organization, it sold 4,950,000 shares of its common stock to CMH for $49,500, which shares were subsequently distributed as a stock dividend by CMH pro rata to its shareholders. In connection with the granting of the license by LABIOMED to CMT for the infertility technology, CMT issued 50,000 shares of its common stock and also recorded an obligation to repay up to $1,800 to LABIOMED (for expenses which may be incurred in reviving and defending the patent). CMT also issued 10,000,000 shares of its common stock to CMH for the acquisition of the patent underlying the ED technology. At closing CMT had 15,000,000 shares of its common stock issued and outstanding.

CMT entered into a line of credit evidenced by a Loan Agreement dated February 2, 2016, with CMH for $50,000, which amount has been fully borrowed by CMT, and entered into a second Loan Agreement dated May 1, 2016, with CMH for an additional $50,000. CMT may draw upon this second line of credit at any time through maturity date of the loan. The funds advanced under each line of credit are evidenced by separate 8% Promissory Notes dated February 2, 2016, and May 1, 2016, respectively. Each first note matures on April 30, 2017, and the second note matures on July 31, 2017.

As a result of the closing of the Merger Agreement, we are now a company engaged in stem cell research and applications for use to treat male and female sexual dysfunction, infertility, miscarriages, and related issues. We are a clinical stage company and intend to complete the testing of the ED treatment and, if warranted, market the treatment under the name “Caverstem” to physicians for use with their patients suffering from ED. Following further testing, we also intend to market licensed products under our infertility technology license and the female sexual dysfunction patent application.

Erectile Dysfunction Treatment

On February 3, 2016, CMT entered into a Patent Purchase Agreement with CMH pursuant to which CMH assigned to CMT its rights to US Patent No. 8,372,797, entitled “Treatment of Erectile Dysfunction by Stem Cell Therapy” which was issued to CMH by the USPTO on February 12, 2013, and related know-how and technology. The closing of the Patent Purchase Agreement occurred in May 2016, and we issued the 10,000,000 shares of CMT’s common stock to CMH.

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While previous studies have demonstrated that stem cells can enhance blood vessel function, this patent application was the first to demonstrate that administration of stem cells can lead to enhanced erections. Aspects of this patent have already been clinically used. In one specific example, FDA approved bone marrow extraction devices used to concentrate bone marrow and to inject stem cells into the penile bodies. This procedure has been demonstrated safe and feasible in small patient studies.

Prior to the closing of the Patent Purchase Agreement, CMH was in the process of commencing clinical trial studies on the efficacy and safety of the ED stem cell treatment. As a result of the purchase of the ED patent by us, we will now take over the clinical trial studies. After the trial is completed, and if the data supports the treatment, we intend to market the technology with complete kits and training to medical doctors, who can practice the treatment for their patients.

CMH entered into a Clinical Trial Agreement dated May 18, 2015, with LABIOMED and conducted by Dr. Jacob Rajfer with UCLA Harbor Hospital as its principal investigator. An IRB (Institutional Review Board) application has been submitted and approved. The purpose of the clinical trials is to evaluate the safety and efficacy of the ED stem cell treatment. Enrolment in the clinical trials began in December 2015 and the clinical trial began during first quarter 2016 with approximately 40 participants. On October 2015 CMH entered into a Master Services Agreement dated November 15, 2015, with Professional Research Consulting, Inc., doing business as PRC Clinical, a contract research organization, to oversee the clinical trials. We estimate that the study will take approximately 15 months to complete. Under the terms of the Patent Purchase Agreement, CMH assigned these agreements to us and we have assumed the duties and obligations under these agreements.

Procedures for use of our ED stem cell treatment consist of a one-hour out-patient visit in a physician’s office. The physician would harvest a patient’s bone marrow from the hip using local anesthetic and separate the stem cells using a cell separator. The separated and cleansed stem cells would then be injected into the patient’s venus cavernosa to stimulate muscle and generate blood vessel regeneration. Management believes that such treatment should result in a marked increase in duration and frequency of erections and the ability to sustain erections until orgasm, with no known treatment-associated adverse events. The current clinical trial is being conducted to validate the efficacy and safety of the treatment.

Infertility Treatment

The patent application for our infertility treatment covers novel means for treating male infertility using stem cells. The methods claimed in this patent describe implantation of stem cells into the testes of a mammal whereby stem cells may serve to address a deficiency of germ cells (developmental precursors of sperm cells), Sertoli cells (somatic cells that aid in sperm development) and/or Leydig cells (testosterone-producing cells). This invention was based on the discovery that bone marrow-derived stem cells can differentiate into germ cells, Sertoli cells and/or Leydig cells when transplanted into the testes of experimental animals.

We believe the administration of stem cells using the methods described in this patent application can be used to improve conditions related to male infertility and/or testosterone deficiency caused by aging, disease or trauma, including individuals with cancer that have undergone irradiation of the pelvic area or chemotherapy. Other conditions involving abnormalities of the testes and/or low sperm counts could also be addressed using these methods. We believe there is great interest in leveraging the therapeutic potential of bone marrow-derived stem cell populations, especially to address male fertility issues. According to a study by the CDC, of an estimated 3.3-4.6 million men in the U.S. that sought medical advice for fertility issues, 18% were diagnosed with infertility, with deficiencies in sperm numbers of quality being the primary underlying causes of male infertility.

We are in the process of designing a clinical trial for the infertility treatment and intend to continue to prosecute the patent application.

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Female Sexual Dysfunction Treatment

There are many types of female sexual arousal disorders, some of which manifest as mental obstacles to sex. CMT’s current patent application would focus on physical manifestations of sexual arousal disorder, as an extension of their work with stem cell therapies for ED. The technology specifically targets atherosclerotic tissue, which basically means tissue and vessels through which blood cannot pass. Sometimes, lack of blood flow to the vagina and clitoris can make sex painful or even impossible. Research has demonstrated that vaginal engorgement and clitoral erection are important facets of sexual interaction for women. The technique developed by CMT uses regenerative cells (such as stem cells) to help encourage the process. We plan to design a trial and execute that trial in the future after we pursue the male infertility procedure.

Miscarriage Treatment

On June 9, 2016, CMT scientists Drs. Amit Patel and Thomas Ichim, two of our directors, filed a US Patent entitled “Adipose Derived Immunomodulatory Cells for Immunotherapy of Recurrent Spontaneous Abortions”, which covers the use of a woman’s own fat derived stem cells for prevention of pregnancy loss. It is believed that more than 30% of all pregnancies result in a loss and that in many cases miscarriage is repetitive. Recurrent spontaneous abortion (miscarriage) is defined by the American Congress of Obstetricians and Gynecologists as two or more miscarriages in the first trimester. Approximately 1% to 5% of women of reproductive age suffer from recurrent spontaneous abortion.

The patent is based on animal data in which mice genetically bred to replicate human spontaneous recurrent miscarriages were shown to achieve much higher frequency of live births after administration of fat derived stem cells. Specifically, in mice prone to pregnancy failure that were treated with saline, an average of two living fetuses and six resorbed fetuses were detected per mouse. In mice receiving the fat derived stem cells, an average of six living fetus’s and one resorbed fetus were detected per mouse. The average litter size of mice is six to eight offspring per pregnancy.

Given that use of patient’s fat derived stem cells is common practice in the US, management believes the potential of applying this existing procedure to recurrent pregnancy loss represents a material development opportunity for us.

Currently we are in the process of assessing strategy partners for co-development of this approach.

Marketing

The first product we intend to market is the treatment for ED, which, if current clinical trials prove successful, would be ready to market approximately third quarter 2017. We intend to implement a multifaceted marketing approach which focus primarily on urologists. We anticipate attending conferences sponsored by the American Urological Association across the country beginning second quarter 2016. We also plan to attend physician seminars and training in Los Angeles, New York, Florida, and Texas. We further propose to create a print and television advertising campaign and print in-clinic handouts, posters, and white papers. During first calendar quarter of 2017 we intend to establish our marketing staff to implement our marketing strategy fully. Prior to then, our executive officers will be involved in marketing efforts. We also plan to publish the results of our clinical studies, if favorable, in prominent urological journals.

Intellectual Property

ED Patent. CMH acquired the patent application for treatment of ED by stem cell therapy in July 2011 and prosecuted the application until the ED patent was issued in 2013. We have closed a Patent Purchase Agreement dated February 3, 2016, with CMH to acquire the ED patent and related know-how and technology for 10,000,000 shares of our common stock. CMH is in the process of filing the assignment documents with the U.S. Patent and Trademark Office.

Infertility License Agreement. Effective January 29, 2016, we entered into a License Agreement with LABIOMED granting us an exclusive license in the U.S. and its territories and possessions to make and market products or services authorized under LABIOMED’s U.S. Patent Application 14/508,763 (filed October 7, 2014, and claiming priority back to U.S. Ser. No. 60/790,085 filed on 4/7/2006). We also have the right, with LABIOMED’s consent, to grant sublicenses. The agreement obligates us to use our commercially reasonable efforts to develop and commercialize the licensed products and to initiate human clinical trials within specified times. If we fail to meet these milestones within the designated periods, LABIOMED may terminate the license or convert it to non-exclusive. Under the terms of the agreement we paid $5,000 to LABIOMED as a non-refundable license issue royalty, agreed to reimburse them up to $1,800 for its expenses in reviving the patent application, and issued 50,000 shares of CMT’s common stock. We are subject to a 6% royalty to LABIOMED on net sales of any licensed products and 25% on any non-royalty sublicense income. Commencing three years after the date of the agreement, and each subsequent year thereafter, we are required to pay annual maintenance royalties of $20,000, unless during the prior one-year period we paid $50,000 or more in actual royalty payments. Finally, we have agreed to pay them certain milestone payments upon achieving the milestones set forth in the agreement.

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Female Sexual Dysfunction Patent Application. Drs. Patel and Ichim, two of our directors, have assigned to CMT for nominal consideration their patent application (U.S. Patent Application 62319753) for the use of regenerative cells as a treatment option for women who experience sexual desire, but have difficulty reaching the arousal stage. The patent application was filed with the U.S. Patent and Trademark Office on April 7, 2016.

Miscarriage Treatment Patent Application. CMT scientists Drs. Patel and Ichim have also assigned to CMT for nominal consideration their U.S. Patent entitled “Adipose Derived Immunomodulatory Cells for Immunotherapy of Recurrent Spontaneous Abortions”, (U.S. Patent Application 62/347,898) which covers the use of a woman’s own fat derived stem cells for prevention of pregnancy loss. The patent application was filed with the U.S. Patent and Trademark Office on June 9, 2016.

Trademark and Trade Name. On April 14, 2015, CMH was granted a trademark by the U.S. Patent and Trademark Office for the name “Caverstem.” On February 23, 2016 CMH applied for a trademark for the name “Creative Medical Technologies.” Under the terms of the Patent Purchase Agreement CMH has assigned these trademarks to us.

Government Regulation

Human cells, tissues or cellular or tissue-based products (“HCT/Ps”) intended for implantation, transplantation, infusion or transfer into a human recipient are regulated by the Center for Biologics Evaluation and Research at the Food and Drug Administration (the “FDA”). Under the authority of section 361 of the Public Health Service (the “PHS”) Act, the FDA established regulations for HCT/Ps to prevent the introduction, transmission, and spread of communicable diseases. Under certain circumstances, an establishment may qualify for an exception from the requirements of the PHS. Section 1271.15(b) provides the following exception from regulation under the PHS: “You are not required to comply with the requirements of this part if you are an establishment that removes HCT/P’s from an individual and implants such HCT/P’s into the same individual during the same surgical procedure.” For the exception to apply, an establishment must meet three criteria: (i) Remove and implant the HCT/Ps into the same individual from whom they were removed; (ii) implant the HCT/Ps within the same surgical procedure; and (iii) the HCT/Ps remain in their original form, which means that they are only rinsed, cleaned, sized, or shaped in the procedure.

We believe that the above exemption would apply to the ED stem cell treatment under study and would not require further regulatory compliance.

Competition

There are a number of public and private companies engaged in stem cell research and applications for use to treat ED, infertility and other issues. Many of these have been engaged in this field for a significant period.

We believe that our key competitive factor will be completion of our clinical trial studies on our stem cell treatments. In particular, we believe that a successful result for the efficacy and safety of our ED treatment would differentiate us from our competitors, few of whom have commenced or completed clinical trials on similar treatments. Independent proof of the efficacy and safety of our ED treatment should permit us to market our ED treatment to physicians, whom we believe would be reluctant to use or prescribe an untested procedure such as ours or our competitors. We believe that if our clinical studies are successful, our patented ED stem cell treatment could become the standard of care by physicians for ED treatment using stem cells.

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Employees

We have no employees, but we use and pay for the services of employees of our parent, CMH. We have agreed to reimburse our parent company a flat monthly rate for the time spent by their management team on our business operations.

Properties

We use at no cost a portion of the offices of CMH as our principal executive offices. The office space used by us consists of 2,400 square feet located at 2017 W Peoria Avenue, Phoenix, Arizona. The building is owned by an entity controlled by Timothy Warbington, an executive officer and director and one of our principal shareholders, and the current lease between this entity and CMH expires in 2022. Management believes that this space is adequate to meet its current and foreseeable needs.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our business, financial condition or operating results.

Management

Current Management

The following table sets forth information concerning our directors and executive officers:

Name	Position	Age
Executive Officers:
Timothy Warbington	President and Chief Executive Officer	55
Donald Dickerson	Chief Financial Officer & Senior Vice-President	51
Annette Marleau, PhD	Senior Vice-President	41
Directors:
Timothy Warbington	Director	54
Thomas Ichim, PhD	Director	40
Amit Patel, MD	Director	42
Donald Dickerson	Director	51

Directors are elected annually at the annual meeting of shareholders. Each director holds office until the next annual meeting of shareholders at which his or her term expires and until his or her successor is elected and qualified, or until his or her earlier death, resignation or removal pursuant to our bylaws. Officers are elected by our board of directors at the annual meeting of our board of directors held each year immediately following the annual meeting of the shareholders, and each officer holds office until the next annual meeting at which officers are to be elected and until his or her successor is elected and qualified, or until his or her earlier resignation or removal pursuant to our bylaws. Each of the above officers has served in his or her office since the closing of the reverse merger on May 18, 2016.

Business Experience of Executive Officers and Directors

The information below sets forth the employment background of the above persons, and any directorships held by them during the last five years in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940.

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Timothy Warbington. Mr. Warbington has served as a director and as Chief Executive Officer of CMT since February 2016 and has served as a director, Chief Executive Officer and President of CMH since October 2011. He has over 25 years of executive level management experience. Mr. Warbington received a Bachelor’s Degree in Accounting from Arizona State University in 1984. From 1993 through 2007 he owned and operated a multi-million dollar national agricultural (produce) and finance company with annual revenues of $5,000,000 to $12,000,000. Prior to that, he served as Chief Operating Officer of the U.S. subsidiary of a British firm engaged in the international food trade. For eight years, Mr. Warbington has invested in the biotechnology industry and has provided strategic and tactical advice as a consultant to a publically traded bio-tech firm. In connection with this experience, he has built a network of scientists, physicians and executives to participate as executive officers and directors of CMH.

Dr. Thomas Ichim. Dr. Ichim has served as a director and as President of CMT since February 2016, and has served as a director and Vice-President of CMH, and as President of the Biotech Division, since October 2011. From 2007 until 2015 he served as Chief Science Officer, Chief Executive Officer, and President, and was a director, of MediStem Inc., a San Diego-based company engaged in development of endometrial regenerative cells which was acquired in 2014 by Intrexon Corporation for $26,000,000. From 2004 until 2007 he served as program manager for biorasi LLC, a clinical research organization. He also served as a director of Regen BioPHarma, Inc., a publicly traded biotechnology company, from 2012 until 2015. In 2005 Dr. Ichim received his PhD in Immunology from University of Sciences Arts and Technology, Olveston Monserrat; in 1999 he received a MSc in Microbiology and Immunology from University of Western Ontario, London, Ontario, Canada; and in 1994 he received a BSc in Biology from the University of Waterloo, Waterloo, Ontario, Canada.

Donald Dickerson. Mr. Dickerson has served as a director and as Chief Financial Officer and Senior Vice-President of CMT since February 2016, and has served as a director and as Vice President and Chief Operating Officer of CMH since June 2014. He received his Masters of Business Administration in Finance from the University of Southern California in May 2002. Mr. Dickerson has worked in a number of management and accounting positions and has experience with companies in the technology, manufacturing and health sciences area. From October 2003 until February 2009 he was employed as a vice-president for JP Morgan Chase in finance; from March 2009 until May 2014 he served as a director for GMT Ventures in finance and operations; and from June 2011 until May 2014 he also served as CFO for Medistem, Inc. in finance.

Dr. Annette Marleau. Dr. Marleau has served as a Senior Vice-President of CMT since February 2016, and has served as Vice President and Chief Scientific Officer for CMH since March 2014. Prior to joining CMH, Dr. Marleau was the Director of Tumor Immunology at Aethlon Medical Inc. from 2011 until 2014. Dr. Marleau received her PhD in Immunology from the University of Western Ontario in 2004, received a MS in Reproductive Immunology from Ontario Veterinary Collateral, University of Guelph, Canada in 1999; and a BS in Biology from the University of Waterloo, Canada.

Dr. Amit N. Patel. Dr. Patel has served as a director of CMT since February 2016 and a director of CMH since October 2011. He has been a practicing heart surgeon since 2008. Dr. Patel received his medical degree in 1998 from Case Western Reserve University, Cleveland, Ohio. He currently holds the following positions at the University of Utah; Associate Professor, Department of Surgery, Division of Cardiothoracic Surgery and Director Clinical Regenerative Medicine and Tissue Engineering. Dr. Patel has an MD from Case Western Reserve University. Dr. Patel is an accomplished inventor and has been the formulator of our Bionutraceutical® products. He is also a director of Jadi Cell LLC, a research facility located in Salt Lake City, Utah.

Legal Proceedings

During the past ten years there have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any of the persons nominated to become directors or executive officers upon closing of the Merger Agreement, and none of these persons has been involved in any judicial or administrative proceedings resulting from involvement in mail or wire fraud or fraud in connection with any business entity, any judicial or administrative proceedings based on violations of federal or state securities, commodities, banking or insurance laws or regulations, or any disciplinary sanctions or orders imposed by a stock, commodities or derivatives exchange or other self-regulatory organization.

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Family Relationships

There are no family relationships between any director or executive officer, except for Dr. Ichim and Dr. Marleau who are husband and wife.

Director Independence

We have adopted the independence standards of the NYSE MKT LLC, to determine the independence of directors. These standards provide that a person will be considered an independent director if he or she is not an officer of the company and is, in the view of our board of directors, free of any relationship that would interfere with the exercise of independent judgment. Under this standard, our board of directors has determined that Thomas Ichim, PhD and Amit Patel, MD would meet this standard, and therefore, would be considered to be independent.

We do not have standing compensation, nominating, or audit committees of the board of directors, or committees performing similar functions. We intend to form these committees in the near future.

Certain Relationships and Related Transactions

On May 18, 2016, we closed the Merger Agreement with CMT, Mr. White, and the Merger Sub. As a result of the closing, the Merger Sub was merged with and into CMT with CMT being the surviving corporation and CMT became a wholly-owned subsidiary of our company. Mr. White, who was our majority shareholder prior to the closing, sold 15,100,000 shares of our common stock owned by him to us following closing for $5,000, after which we cancelled the shares.

In connection with the reverse acquisition transaction, CMH advanced $25,000 to us for payment of certain obligations and purchase of Mr. White’s stock. Prior to the execution of the Merger Agreement, $13,255.70 was advanced for the payment of certain accounts payable and other obligations. At closing, CMT advanced the balance of the $25,000 to us for the purchase of Mr. White’s shares and the payment of our remaining accounts payable. The amounts advanced by CMH are evidenced by an 8% promissory note which matures on May 18, 2018. In addition, we settled all outstanding promissory notes payable, except for promissory notes not exceeding $20,000, which will be paid upon obtaining DTC eligibility for our common stock. No cash consideration was paid for cancellation of these promissory notes.

At closing, each share of common stock of CMT issued and outstanding immediately prior to the closing was converted into 6.4666666 shares of our common stock, which now constitutes approximately 97%, of our common stock. The shares of CMT exchanged in the closing were distributed to the CMT shareholders as a stock dividend by CMH, which purchased the shares from CMT for $49,500, which funds were used for operating expenses by CMT and to purchase the license from LABIOMED for the infertility treatment.

At closing, Timothy Warbington, Donald Dickerson, Thomas Ichim, PhD, and Amit Patel, MD were appointed as directors of our company and Mr. White resigned from all positions with the company. Post-closing, Mr. Warbington was appointed as President, Chief Executive Officer and Chairman, Mr. Dickerson was appointed as Chief Financial Officer, and Annette Marleau, PhD, was appointed as Senior Vice President.

CMT entered into a line of credit evidenced by a Loan Agreement dated February 2, 2016, with CMH, a principal shareholder of our company, for $50,000, which amount has been fully borrowed by CMT, and entered into a second Loan Agreement dated May 1, 2016, with CMH for an additional $50,000. CMT may draw upon this second line of credit at any time through maturity date of the loan. The funds advanced under each line of credit are evidenced by separate 8% Promissory Notes dated February 2, 2016, and May 1, 2016, respectively. The first note matures on April 30, 2017, and the second note matures on July 31, 2017.

Committees

We do not have standing compensation, nominating, or audit committees of the board of directors, or committees performing similar functions. We intend to form these committees in the near future.

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Executive Compensation

Executive Compensation

Steven L. White served as our Chief Executive Officer from August 2007 until May 18, 2016. Neither Mr. White nor any other person received compensation from us during the years ended December 31, 2015 or 2014, which would be reportable pursuant to this item.

Except as described below, we have not entered into any employment or compensation agreements or arrangements with Messrs. Warbington, Ichim, Dickerson, and Patel and Mrs. Marleau for their services as officers or directors of our company. Each of these persons is employed by CMH and will continue to receive his or her salary from CMH for services performed for CMT and our company. We have agreed to reimburse CMH for the services performed for CMT and our company by CMH employees beginning January 1, 2016. The following table sets forth the amount of monthly compensation expense CMT has agreed to reimburse to CMH for its senior executive officers:

Name	CMT Position	Monthly Reimbursement
Timothy Warbington	Chief Executive Officer	$12,500
Donald Dickerson	Chief Financial Officer	$12,500
Annette Marleau	Senior Vice-President	$4,167

In addition, CMH has a consulting agreement with Dr. Patel and commencing January 1, 2016, CMT has agreed to reimburse CMH $12,500 per month for time allocated by Dr. Patel to CMT and our company. We have also agreed to reimburse CMH for the services of Thomas Ichim, PhD, one of our directors, at the rate of $8,334 per month.

Equity Awards

No equity awards were granted to Mr. White during the years ended December 31, 2015 or 2014. Following closing of the Merger Agreement, we adopted the Plan, under which we are authorized to grant awards for up to 2,000,000 common shares. No awards have been granted under the Plan.

Compensation of Directors

No compensation was paid to or earned by any director during the year ended December 31, 2015.

Security Ownership of Certain Beneficial Owners and Management

The following table and footnotes thereto sets forth information regarding the number of shares of common stock beneficially owned by (i) each director and named executive officer of our company, (ii) each person known by us to be the beneficial owner of 5% or more of its issued and outstanding shares of common stock, and (iii) all named executive officers and directors of the company as a group. In calculating any percentage in the following table of common stock beneficially owned by one or more persons named therein, the following table assumes 100,013,750 shares of common stock issued and outstanding immediately following the closing of the transaction. Unless otherwise further indicated in the following table, the footnotes thereto and/or elsewhere in this prospectus, the persons and entities named in the following table have sole voting and sole investment power with respect to the shares set forth opposite the shareholder’s name, subject to community property laws, where applicable. Unless as otherwise indicated in the following table and/or the footnotes thereto, the address of each person beneficially owning in excess of 5% of the outstanding common stock named in the following table is: 2017 W Peoria Avenue, Phoenix, Arizona 85029.

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Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent of Class(1)
Named Executive Officers and Directors
Timothy Warbington	71,133,334	(2)	71.1%
Donald Dickerson	1,293,333		1.3%
Thomas Ichim PhD	2,586,667	(3)	2.59%
Amit Patel, MD	3,880,000	(4)	3.8%
Steven L. White	-		-
Executive Officers and Directors as a Group (5 Persons)	79,346,001		79.4%
5% Beneficial Holders
Creative Medical Health, Inc.(5) 2007 W Peoria Ave Phoenix, AZ 85029	64,666,667		64.7%
Timothy Herbst 2031 W. Peoria Ave. Phoenix, AZ 85029	10,346,667		10.45%

(1)	Under Rule 13d-3 of the Exchange Act, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the above table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this prospectus.
(2)	Includes 64,666,667 shares owned by Creative Medical Health, Inc., for which Mr. Warbington serves as President and Chief Executive Officer.
(3)	These shares are held by Biotech Holdings LLC, a limited liability company controlled by Mr. Ichim.
(4)	These shares are held by Jadi Cells, LLC, a limited liability company controlled by Mr. Patel.
(5)	Mr. Warbington, as President and CEO, has voting and investment power over these shares which are included in shares beneficially owned by him above.

SELLING STOCKHOLDERS

The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders. We will not receive any proceeds from the resale of the common stock by the selling stockholders. None of the selling stockholders is a registered broker-dealer.

The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person, the number of shares of common stock that may be sold in this offering and the percentage each person will own after the offering, assuming they sell all of the shares offered.

27

Name	Amount Beneficial Ownership Before Offering	Percentage of Common Stock Owned Before Offering[1]	Amount to be Offered for the Security Holder’s Account	Amount to be Beneficially Owned After Offering[1]	Percentage of Common Stock Owned After Offering[2]
Michael Finger	97,000	*	97,000	0	0%
Timothy Herbst	10,346,667	10.35%	4,138,668	6,207,999	0%
Henry Baldenegro	2,198,667	2.20%	2,198,667	0	0%
James Scott Walker	711,333	*	711,333	0	0%
Mayar El Khatib	905,333	*	905,333	0	0%
Ahmed El Khatib	6,467	*	6,467	0	0%
Alia El Khatib	25,867	*	25,867	0	0%
Afnan El Khatib	135,800	*	135,800	0	0%
David Hanna	1,034,667	1.03%	1,034,667	0	0%
Angela Nunez	258,667	*	258,667	0	0%
Kelly Mikules	646,667	*	646,667	0	0%
Lawrence Grant	12,933	*	12,933	0	0%
Delores Alonso	12,933	*	12,933	0	0%
Carlos Alonso	71,133	*	71,133	0	0%
Melissa Moore	109,933	*	109,933	0	0%
Heather Ott	64,667	*	64,667	0	0%
Josh Berg	38,800	*	38,800	0	0%
Aaron Gorin	38,800	*	38,800	0	0%
Howard Salamon	25,867	*	25,867	0	0%
Creative Medical Health[3]	64,666,667	64.66%	12,933,334	51,733,333	56.66%
David Brandt	97,000	*	97,000	0	0%
Charles Freericks Jr.	32,333	*	32,333	0	0%
Gerald Collins	64,667	*	64,667	0	0%
R. Allen Lowe	32,333	*	32,333	0	0%
Ronald Evjen	38,800	*	38,800	0	0%
TOTAL	82,320,667		23,732,669	57,941,332

*Less than 1%

1 Based upon 100,013,750 shares outstanding.

2 Based upon 100,013,750 shares outstanding after the offering.

3 Shares owned by Creative Medical Health, Inc., for which Mr. Warbington serves as President and Chief Executive Officer. Mr. Warbington shares beneficial ownership of these shares.

Except as provided in the footnotes above, each of the selling stockholders received his, her, or its shares, or part of the shares owned by the selling shareholder, in a prior non-public offerings of our common stock pursuant to the reverse acquisition which closed on May 18, 2016.

The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any shares as to which the selling shareholder has sole or shared voting power or investment power and also any shares, which the selling shareholder has the right to acquire within 60 days.

DESCRIPTION OF COMMON STOCK

General

Our authorized capital stock consists of 600,000,000 shares of common stock and 10,000,000 shares of preferred stock, par value $0.001 per share. Following closing management intends to reduce the number of authorized shares. We have not issued any preferred shares. Our board of directors can, without shareholder approval, cause shares of preferred stock to be issued and may determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares. If our board of directors causes any shares of preferred stock to be issued, the rights of the holders of our common stock could be adversely affected. our board of directors’ ability to determine the terms of preferred stock and to cause its issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. Preferred shares issued by our board of directors could include voting rights, or even super voting rights, which could shift the ability to control the company to the holders of the preferred stock. Preferred shares could also have conversion rights into shares of common stock at a discount to the market price of the common stock which could negatively affect the market for our common stock. In addition, preferred shares would have preference in the event of liquidation of the company, which means that the holders of preferred shares would be entitled to receive the net assets of the company distributed in liquidation before the common stock holders receive any distribution of the liquidated assets. We have no current plans to issue any shares of preferred stock.

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Common Stock

We are authorized to issue up to 600,000,000 shares of $0.001 par value common stock, which we intend to reduce following closing. The holders of common stock, including the shares offered hereby, are entitled to equal dividends and distributions, per share, with respect to the common stock when, as and if declared by our board of directors from funds legally available therefore. No holder of any shares of common stock has a pre-emptive right to subscribe for any securities of our company nor are any common shares subject to redemption or convertible into other securities of our company. Upon liquidation, dissolution or winding up of our company, and after payment of creditors and preferred shareholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock.

Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Under Nevada corporate law, holders of our common stock do not have cumulative voting rights, so that the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to our board of directors.

Nevada Anti-Takeover Laws

The Nevada Business Corporation Law contains a provision governing “Acquisition of Controlling Interest.” This law provides generally that any person or entity that acquires 20% or more of the outstanding voting shares of a publicly-held Nevada corporation in the secondary public or private market may be denied voting rights with respect to the acquired shares, unless a majority of the disinterested shareholders of the corporation elects to restore such voting rights in whole or in part. The control share acquisition act provides that a person or entity acquires “control shares” whenever it acquires shares that, but for the operation of the control share acquisition act, would bring its voting power within any of the following three ranges: (1) 20 to 33 1/3%, (2) 33 1/3 to 50%, or (3) more than 50%. A “control share acquisition” is generally defined as the direct or indirect acquisition of either ownership or voting power associated with issued and outstanding control shares. The shareholders or board of directors of a corporation may elect to exempt the stock of the corporation from the provisions of the control share acquisition act through adoption of a provision to that effect in the Articles of Incorporation or Bylaws of the corporation. Our Articles of Incorporation and Bylaws do not exempt our common stock from the control share acquisition act. The control share acquisition act is applicable only to shares of “Issuing Corporations” as defined by the act. An Issuing Corporation is a Nevada corporation, which; (1) has 200 or more shareholders, with at least 100 of such shareholders being both shareholders of record and residents of Nevada; and (2) does business in Nevada directly or through an affiliated corporation.

At this time, we do not have 100 shareholders of record resident of Nevada. Therefore, the provisions of the control share acquisition act do not apply to acquisitions of our shares and will not until such time as these requirements have been met. At such time as they may apply to us, the provisions of the control share acquisition act may discourage companies or persons interested in acquiring a significant interest in or control of the company, regardless of whether such acquisition may be in the interest of our shareholders.

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The Nevada “Combination with Interested Stockholders Statute” may also have an effect of delaying or making it more difficult to effect a change in control of the company. This statute prevents an “interested stockholder” and a resident domestic Nevada corporation from entering into a “combination,” unless certain conditions are met. The statute defines “combination” to include any merger or consolidation with an “interested stockholder,” or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an “interested stockholder” having; (1) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation; (2) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding shares of the corporation; or (3) representing 10% or more of the earning power or net income of the corporation. An “interested stockholder” means the beneficial owner of 10% or more of the voting shares of a resident domestic corporation, or an affiliate or associate thereof. A corporation affected by the statute may not engage in a “combination” within three years after the interested stockholder acquires its shares unless the combination or purchase is approved by the board of directors before the interested stockholder acquired such shares. If approval is not obtained, then after the expiration of the three-year period, the business combination may be consummated with the approval of the board of directors or a majority of the voting power held by disinterested stockholders, or if the consideration to be paid by the interested stockholder is at least equal to the highest of: (1) the highest price per share paid by the interested stockholder within the three years immediately preceding the date of the announcement of the combination or in the transaction in which he became an interested stockholder, whichever is higher; (2) the market value per common share on the date of announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher; or (3) if higher for the holders of preferred stock, the highest liquidation value of the preferred stock. The effect of Nevada’s business combination law is to potentially discourage parties interested in taking control of the company from doing so if it cannot obtain the approval of our board of directors.

Currently, we have no Nevada shareholders. Further, we do not do business in Nevada directly or through an affiliate corporation and we do not intend to do so. Accordingly, there are no anti-takeover provisions that have the effect of delaying or preventing a change in our control.

Dividend Policy

We have never declared or paid any cash dividends on our common stock. We intend to develop a dividend policy in the future as we complete the testing of the ED treatment and commence marketing efforts.

PLAN OF DISTRIBUTION

We are registering outstanding shares of our common stock to permit the resale of such shares of common stock by the selling stockholders, from time to time after the date of this prospectus. We have agreed to maintain the effectiveness of the registration statement of which this prospectus is a part for the selling stockholders until the earlier of (i) the date on which all of the shares included for it in the registration statement may be sold pursuant to Rule 144 without volume restrictions or public information requirements and any and all restrictive legends have been removed from the shares, (ii) when all of the shares have been disposed of pursuant to the registration statement, or (iii) December 31, 2018. We will not receive any of the proceeds from the sale by the selling stockholders of such shares of our common stock. We will bear all fees and expenses incident to our obligation to register these shares of common stock.

The selling stockholders will sell their shares at prevailing market prices or privately negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, in any one or more of the following methods:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;
•	in the over-the-counter market;
•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;
•	through the writing of options, whether such options are listed on an options exchange or otherwise;
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
•	an exchange distribution in accordance with the rules of the applicable exchange;
•	privately negotiated transactions;

30

•	short sales;
•	sales pursuant to Rule 144;
•	broker-dealers which have agreed with the selling security holders to sell a specified number of such shares at a stipulated price per share;
•	a combination of any such methods of sale; and
•	any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of our common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of our common stock or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of our common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. To the knowledge of management, no selling shareholder has taken, or plans to take, a short position in our stock prior to the effectiveness of the registration statement of which this prospectus is a part. The selling stockholders may also loan or pledge shares of our common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the shares of our common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of our common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

31

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights provisions contained in the registration rights agreements between us and the selling stockholders; provided, however, that a selling shareholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholders specifically for use in this prospectus, in accordance with the related registration rights provisions, or we may be entitled to contribution.

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of the shares by the selling stockholders. If we are notified by any one or more selling stockholders that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file, or cause to be filed, a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction.

Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

The selling stockholders are not restricted as to the price or prices at which they may sell their shares. Sales of the shares may have an adverse effect on the market price of the common stock.

LEGAL MATTERS

The validity of the shares of common stock offered under this prospectus is being passed upon for us by The Law Office of Ronald N. Vance & Associates, P.C.

EXPERTS

Our financial statements for the years ended December 31, 2015 and 2014, appearing in this prospectus have been audited by Heaton & Company, PLLC for the year ended December 31, 2015, and by Anderson Bradshaw PLLC for the year ended December 31, 2014, and are included in reliance upon such reports given upon the authority of Heaton & Company, PLLC and Anderson Bradshaw PLLC, respectively, as experts in accounting and auditing. The financial statements for CMT for the period from inception through February 29, 2016, were audited by Haynie & Company, and are included in reliance upon such reports given upon the authority of Haynie & Company, as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed a registration statement on Form S-1 under the Securities Act (SEC File No. 333-_________) relating to the shares of common stock being offered by this prospectus, and reference is made to such registration statement. This prospectus constitutes the prospectus of Creative Medical Technology Holdings, Inc., filed as part of the registration statement, and it does not contain all information in the registration statement, as certain portions have been omitted in accordance with the rules and regulations of the SEC.

Upon the effective date of the registration statement of which this prospectus is a part, we will be required to file reports and other documents with the SEC. We do not presently intend to voluntarily furnish you with a copy of our annual report. You may read and copy any materials we file with the SEC at the public reference room of the SEC at 100 F Street, NE., Washington, DC 20549, between the hours of 10:00 a.m. and 3:00 p.m., except federal holidays and official closings, at the Public Reference Room. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to you on the Internet website for the SEC at http://www.sec.gov.

32

INDEX TO FINANCIAL STATEMENTS

Jolley Marketing, Inc. Audited Financial Statements

Jolley Marketing, Inc. Unaudited Financial Statements

Audited Financial Statements of Creative Medical Technologies, Inc.

F-1

Heaton & Company, PLLC
Kristofer Heaton, CPA William R. Denney, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders of

Jolley Marketing, Inc.

We have audited the accompanying balance sheet of Jolley Marketing, Inc. (the Company) as of December 31, 2015, and the related statements of operations, changes in stockholders’ equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jolley Marketing, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company has negative working capital and has not generated revenues to cover operating expenses.  These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note 2.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Heaton & Company, PLLC

Farmington, Utah

April 13, 2016

240 N. East Promontory Suite 200 Farmington, Utah 84025 (T) 801.218.3523 heatoncpas.com

F-2

Russell E. Anderson, CPA Russ Bradshaw, CPA William R. Denney, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Officers and Directors

Jolley Marketing, Inc.

We have audited the accompanying balance sheet of Jolley Marketing, Inc.  (“the Company”) as of December 31, 2014, and the related statements of operations, changes in stockholders’ (deficit), and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation . We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jolley Marketing, Inc. as of December 31, 2014, and the results of its operations, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements referred to above have been prepared assuming the Company will continue as a going concern.  As discussed in Note 2 to the financial statements, the Company has incurred losses since inception and has not generated revenues from its planned principal operations.  These factors raise substantial doubt that the Company will be able to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Anderson Bradshaw PLLC

Salt Lake City, Utah

February 17, 2015

5296 S. Commerce Dr. Suite 300 Salt Lake City, Utah 84107 USA (T) 801.281.4700 (F) 801.281.4701 abcpas.net

F-3

JOLLEY MARKETING, INC.

BALANCE SHEETS

	December 31,	December 31,
	2014	2015
ASSETS
CURRENT ASSETS:
Cash	$954	$216
Total Current Assets	954	216

Total Assets	$954	$216

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES:
Accounts payable	$10,188	$17,079
Notes payable and accrued interest – related party	143,809	140,741
Total Current Liabilities	153,997	157,820

LONG-TERM LIABILITIES:
Notes payable – related party	-	26,200

STOCKHOLDERS’ DEFICIT:
Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued and outstanding	-	-
Common stock, $0.001 par value, 600,000,000 shares authorized, 18,113,750 shares issued and outstanding	18,114	18,114
Capital in excess of par value	154,181	154,181
Retained Deficit	(325,338)	(356,099)

Total Stockholders’ Deficit	(153,043)	(183,804)

Total Liabilities and Stockholders’ Deficit	$954	$216

The accompanying notes are an integral part of these financial statements.

F-4

JOLLEY MARKETING, INC.

STATEMENTS OF OPERATIONS

	For the year	For the year
	Ended	Ended
	December 31,	December 31,
	2014	2015

REVENUE	$-	$-

OPERATING EXPENSES:
Professional fees	18,676	19,806
Other general and administrative	750	1,025
Total Operating Expenses	19,426	20,831

LOSS BEFORE OTHER INCOME (EXPENSE)	(19,426)	(20,831)

OTHER INCOME (EXPENSE):
Interest expense – related party	(8,586)	(9,930)
Total Other Income (Expense)	(8,586)	(9,930)
LOSS FROM CONTINUING OPERATIONS
BEFORE INCOME TAXES	(28,012)	(30,761)

CURRENT INCOME TAX BENEFIT (EXPENSE)	-	-

DEFERRED INCOME TAX BENEFIT (EXPENSE)	-	-

NET LOSS	$(28,012)	$(30,761)

BASIC AND DILUTED LOSS PER COMMON SHARE:
Net loss per common share	$(0.00)	$(0.00)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	18,113,750	18,113,750

The accompanying notes are an integral part of these financial statements.

F-5

JOLLEY MARKETING, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	Preferred Stock		Common Stock		Capital in Excess of Par	Retained	Total
	Shares	Amount	Shares	Amount	Value	Deficit	Deficit

BALANCE , December 31, 2013	-	-	18,113,750	18,114	154,181	(297,326)	(125,031)

NET LOSS	-	-	-	-	-	(28,012)	(28,012)

BALANCE , December 31, 2014	-	$-	18,113,750	$18,114	$154,181	$(325,338)	$(153,043)

NET LOSS	-	-	-	-	-	(30,761)	(30,761)

BALANCE , December 31, 2015	-	$-	18,113,750	$18,114	$154,181	$(356,099)	$(183,804)

The accompanying notes are an integral part of these financial statements.

F-6

JOLLEY MARKETING, INC.

STATEMENTS OF CASH FLOWS

	For the year	For the year
	Ended	Ended
	December 31,	December 31,
	2014	2015

Cash Flows From Operating Activities:
Net loss	$(28,012)	$(30,761)
Adjustments to reconcile net loss to net cash used by operating activities:
Changes in assets and liabilities:
(Increase) decrease in prepaid expense	-	-
Increase (decrease) in accounts payable	2,106	6,890
Increase in accrued interest – related party	8,586	9,233

Net cash used by operating activities	(17,320)	(14,638)

Cash Flows From Investing Activities:
Net cash provided by investing activities	-	-

Cash Flows From Financing Activities:
Payments on notes payable – related party	-	-
Proceeds from issuance of notes payable – related party	17,900	13,900

Net cash provided by financing activities	17,900	13,900

Net Increase (Decrease) in Cash	580	(738)

Cash at Beginning of Period	374	954

Cash at End of Period	$954	$216

Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for:
Interest	$-	$697
Income taxes	$-	$-

The accompanying notes are an integral part of these financial statements.

F-7

JOLLEY MARKETING, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – Jolley Marketing, Inc. (the “Company”) was organized under the laws of the State of Nevada on December 3, 1998. The Company sold lighting products to industrial, commercial, and residential customers through June 2008, when the Company discontinued its operations.

In September 2002 the Company filed SEC Form SB-2 but immediately withdrew the filing in November of the same year due to health problems of the Company’s president. None of the Company’s securities were offered, or sold, under that registration.

Cash and Cash Equivalents - The Company considers all highly liquid debt investments purchased with a maturity of three months or less to be cash equivalents.

Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated by management.

Dividends - The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

Revenue Recognition - The Company recognizes revenue net of sales taxes when rights and risk of ownership have passed to the customer, when there is persuasive evidence of an arrangement, the product has been delivered to the customer, the price and terms are finalized, and collection of resulting receivable is reasonably assured.

Impairment of Long-Lived Assets - The Company reviews long-lived assets, at least annually, to determine if impairment has occurred and whether the economic benefit of the asset (fair value of assets to be used and fair value less disposal cost for assets to be disposed of) is expected to be less than the carrying value.  Triggering events, which signal further analysis, consist of a significant decrease in the asset's market value, a substantial change in the use of an asset, a significant physical change in the asset, a significant change in the legal or business climate that could affect the asset, an accumulation of costs significantly in excess of the amount originally expected to acquire or construct the asset, or a history of losses that imply continued loss associated with assets used to generate revenue.  The Company has no long-lived assets as of December 31, 2015 and 2014.

Income Taxes - The Company applies ASC 740, Income Taxes, which requires the asset and liability method of accounting for income taxes.  The asset and liability method requires that the current or deferred tax consequences of all events recognized in the financial statements are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable or refundable currently or in future years.  Deferred income taxes are provided for items reported in different periods for income tax purposes than for financial reporting purposes.  Deferred tax assets are reviewed for recoverability and the Company records a valuation allowance to reduce its deferred tax assets when it is more likely than not that all or some portion of the deferred tax assets will not be recovered.

The Company adopted ASC 740, Accounting for Uncertainty in Income Taxes on January 1, 2007.  This interpretation requires recognition and measurement of uncertain tax positions using a "more-likely-than-not" approach, requiring the recognition and measurement of uncertain tax positions.  The adoption of ASC 740 had no material impact on the Company's financial statements. (See Note 5 below).

Earnings (Loss) Per Share - The basic computation of loss per share is based on the weighted average number of shares outstanding during the period presented in accordance with ASC 260, "Earnings Per Share." (See Note 7).

The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the period plus the common stock equivalents which would arise from the exercise of stock options and warrants outstanding using the treasury stock method and the average market price per share during the period.  Common stock equivalents are not included in the diluted earnings per share calculation when their effect is antidilutive.  The Company has not granted any stock options or warrants since inception.

F-8

Recently Enacted Accounting Standards - From time to time, new accounting pronouncements are issued by FASB that are adopted by the Company as of the specified effective date.  If not discussed, management believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the Company’s financial statements upon adoption.

NOTE 2 - GOING CONCERN

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. However, during the year ended December 31, 2015, the Company incurred a net loss of $30,761, had negative cash flows, and has no operations.  These factors raise substantial doubt about the ability of the Company to continue as a going concern.  In this regard, management is proposing to raise any necessary additional funds not provided by operations through loans or through additional sales of common stock. There is no assurance that the Company will be successful in raising this additional capital or in achieving profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 3 - RELATED PARTY TRANSACTIONS

Notes Payable – During 2009, 2010 and 2011 an entity owned by an officer/shareholder of the Company loaned a total of $53,150 to the Company. The notes are due on demand and bear interest at 8% per annum. For the years ended December 31, 2014 and 2015, the Company accrued interest expense of $4,252 and $4,252, respectively, on the notes. Total accrued interest is $20,840 and $25,092 at December 31, 2014 and December 31, 2015, respectively.

On February 8, 2012 a minority shareholder loaned $3,500 to the Company. On March 5, 2012, a related party loaned $3,000 to the Company. This note was paid in full in 2015. On July 16, 2012, a minority shareholder loaned $1,000 to the Company.

On February 4, 2013, a minority shareholder loaned $6,000 to the Company.  On February 9, 2015, the Company entered into an amendment to the February 4, 2013 promissory note amending the maturity date to February 4, 2016.  On March 2, 2016, the Company entered into an amendment to the February 4, 2013 note, amending the maturity date to February 4, 2017. On March 14, 2013, a minority shareholder loaned $2,850 to the Company.  On February 9, 2015, the Company entered into an amendment to the March 14, 2013 promissory note amending the maturity date to March 14, 2016.  On March 2, 2016, the Company entered into an amendment to the March 14, 2013 note, amending the maturity date to March 14, 2017. On May 9, 2013 a minority shareholder loaned $5,700 to the Company.  On August 1, 2015, the Company entered into an amendment to the May 9, 2013 note, amending the maturity date to August 6, 2016.  On August 6, 2013 a minority shareholder loaned $12,000 to the Company. On August 1, 2015, the Company entered into an amendment to the August 16, 2013 note, amending the maturity date to August 6, 2016.

On March 18, 2014, a minority shareholder loaned $5,000 to the Company. On March 2, 2016, the Company entered into an amendment to the March 18, 2014 note, amending the maturity date to March 18, 2017. On May 8, 2014, a minority shareholder loaned $5,250 to the Company. The note bears interest of 8% and is due on May 8, 2016. On August 4, 2014, a minority shareholder loaned $2,650 to the Company. The note bears interest of 8% and is due on August 4, 2016. On October 15, 2014, a minority shareholder loaned $5,000 to the Company. The note bears interest of 8% and is due October 15, 2016.

Long-Term Debt

On November 7, 2013, a minority shareholder loaned $9,300 to the Company.  On November 7, 2015, the Company entered into an amendment to the November 7, 2013 note extending the maturity date to November 7, 2017.

On February 18, 2015, a minority shareholder loaned $8,000 to the Company. The note bears interest of 8% and is due February 18, 2017. On May 5, 2015, a minority shareholder loaned $5,000 to the Company. The note bears interest of 8% and is due May 5, 2017. On August 13, 2015, a minority shareholder loaned $2,500 to the Company. The note bears interest of 8% and is due August 13, 2017. On November 20, 2015, a minority shareholder loaned $1,000 to the Company. The note bears interest of 8% and is due November 20, 2017. On December 28, 2015, a minority shareholder loaned $400 to the Company. The note bears interest of 8% and is due December 28, 2017.

Maturities on long-term debt are as follows:

2016	$-
2017	26,200
$26,200

F-9

As of December 31, 2015, the total outstanding balance of these notes payable is $76,750. During the year ended December 31, 2014 and 2015, the Company recorded interest expense of $4,334 and $5,678 respectively, on these notes. Total accrued interest is $6,968 and $12,646 at December 31, 2014 and December 31, 2015, respectively.

Management Compensation – During the years ended December 31, 2014 and 2015, the Company paid no compensation to its officers and directors.

Office Space – The Company has not had a need to rent office space. Officers/stockholders of the Company have allowed the Company to use their offices as a mailing address, as needed, at no cost to the Company.

NOTE 4 - CAPITAL STOCK

Preferred Stock - The Company has authorized 10,000,000 shares of preferred stock, $0.001 par value, with such rights, preferences and designations and to be issued in such series as determined by the Board of Directors.  No shares are issued and outstanding at December 31, 2014 and 2015.

Common Stock - The Company has authorized 600,000,000 shares of common stock, $0.001 par value.  The Company has 18,113,750 common shares issued and outstanding at December 31, 2014 and 2015.

NOTE 5 - INCOME TAXES

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes.”  This standard requires the Company to provide a net deferred tax asset or liability equal to the expected future tax benefit or expense of temporary reporting differences between book and tax accounting and any available operating loss or tax credit carryforwards.

The Company has available at December 31, 2015, net operating loss carryforwards of approximately $214,600 which may be applied against future taxable income which expire in 2026 through 2035.  If there are substantial changes in the Company’s ownership, there may be an annual limitation on the amount of net operating loss carryforwards which can be utilized.  The amount of and ultimate realization of the benefits from the deferred tax assets for income tax purposes is dependent, in part, upon the tax laws in effect, the Company’s future earnings, and other future events, the effects of which cannot be determined. Because of the uncertainty surrounding the realization of the deferred tax assets, the Company has established a valuation allowance equal to the net deferred tax assets and, therefore, no deferred tax assets have been recognized.  The net deferred tax assets are approximately $29,100 and $32,420 as of December 31, 2014 and 2015, respectively, with an offsetting valuation allowance of the same amount.  The change in the valuation allowance for the year ended December 31, 2015 is approximately $3,320.

The Company adopted the provisions of ASC 740, Accounting for Uncertainty in Income Taxes, on January 1, 2007.  As result of the implementation of ASC 740, the Company recognized no increase in the liability for unrecognized tax benefits. The Company has no tax positions at December 31, 2014 and 2015 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.  During the period ended December 31, 2014 and 2015, the Company recognized no interest and penalties. The Company had no accruals for interest and penalties at December 31, 2014 and 2015.

The tax years 2014, 2013, and 2012 remain open to examination for federal income tax purposes and by the other major taxing jurisdictions to which the Company is subject.

NOTE 6 - Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and accounts payable. The carrying amount of cash and accounts payable approximates fair value because of the short-term nature of these items.

F-10

NOTE 7 - Loss per Share

The following data shows the amounts used in computing loss per share for the periods presented:

	For the years ended December 31,
	2014	2015
Loss available to common Stockholders (numerator)	$(28,012)	$(30,761)

Weighted average number of common shares outstanding during the period used in loss per share (denominator)	18,113,750	18,113,750

Dilutive loss per share was not presented; however, there was no impact because the Company had no common equivalent shares for any of the periods presented that would affect the computation of diluted loss per share.  Furthermore, as the Company has losses for the periods ended December 31, 2015 and 2014, the potentially dilutive shares are anti-dilutive and are thus not added into the loss per share calculation.

NOTE 8 - SUBSEQUENT EVENTS

On March 2, 2016 the Company amended the maturity dates of several promissory notes extending the maturity dates to 2017.

The Company has evaluated subsequent events from the balance sheet date to the date the financial statements were issued and has concluded that no additional recognized or nonrecognized subsequent events have occurred since December 31, 2015.

F-11

JOLLEY MARKETING, INC.

CONDENSED BALANCE SHEETS

	March 31,	December 31,
	2016	2015
	(unaudited)
ASSETS

CURRENT ASSETS:
Cash	$216	$216
Total Current Assets	216	216

Total Assets	$216	$216

LIABILITIES & STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
Accounts payable	$19,601	$17,079
Notes payable and accrued interest – related parties	151,359	140,741
Total Current Liabilities	170,960	157,820

LONG-TERM LIABILITIES:
Notes payable – related party	18,200	26,200

STOCKHOLDERS' DEFICIT:
Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued and outstanding	-	-
Common stock, $0.001 par value, 600,000,000 shares authorized, 18,113,750 shares issued and outstanding	18,114	18,114
Capital in excess of par value	154,181	154,181
Retained Deficit	(361,239)	(356,099)

Total Stockholders' Deficit	(188,944)	(183,804)

Total Liabilities and Stockholders’ Deficit	$216	$216

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-12

JOLLEY MARKETING, INC.

UNAUDITED CONDENSED STATEMENTS OF OPERATIONS

	For the Three
	Months Ended
	March 31,
	2015	2016
REVENUE	$-	$-

OPERATING EXPENSES:
Professional fees	6,892	2,522
Other general and administrative	100	-
Total Operating Expenses	6,992	2,522

LOSS BEFORE OTHER INCOME (EXPENSE)	(6,992)	(2,522)

OTHER INCOME (EXPENSE):
Interest expense – related party	(2,280)	(2,618)
Total Other Income (Expense)	(2,280)	(2,618)

LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(9,272)	(5,140)

CURRENT INCOME TAX BENEFIT (EXPENSE)	-	-

DEFERRED INCOME TAX BENEFIT (EXPENSE)	-	-

NET LOSS	$(9,272)	$(5,140)

BASIC AND DILUTED LOSS PER COMMON SHARE:
Net loss per common share	$(0.00)	$(0.00)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	18,113,750	18,113,750

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-13

JOLLEY MARKETING, INC.

UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

	For the Three	For the Three
	Months Ended	Months Ended
	March 31,	March 31,
	2015	2016
Cash Flows From Operating Activities:
Net loss	$(9,272)	$(5,140)
Adjustments to reconcile net loss to net cash used by operating activities:
Changes in assets and liabilities:
Increase (decrease) in accrued interest – related party	1,583	2,618
Increase (decrease) in accounts payable	2,318	2,522

Net Cash Used by Operating Activities	(5,371)	-

Cash Flows From Investing Activities:
Net Cash Provided by Investing Activities	-	-

Cash Flows From Financing Activities:
Payment on notes payable – related party	(3,000)	-
Proceeds from issuance of notes payable – related party	8,000	-

Net Cash Provided by Financing Activities	5,000	-

Net Increase (Decrease) in Cash	(371)	-

Cash at Beginning of Period	954	216

Cash at End of Period	$583	$216

Supplemental Disclosures of Cash Flow Information:
Cash paid during the period for:
Interest	$697	$-
Income taxes	$100	$-

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-14

JOLLEY MARKETING, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Condensed Financial Statements  - The accompanying financial statements have been prepared by Jolley Marketing, Inc. (the "Company") without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at March 31, 2015 and 2016 and for the periods then ended have been made. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company’s December 31, 2015 audited financial statements in the Company’s 2015 annual report on Form 10-K. The results of operations for the periods ended March 31, 2015 and 2016 are not necessarily indicative of the operating results for the full year.

NOTE 2 - GOING CONCERN

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. However, during the three months ended March 31, 2016, the Company incurred a net loss of $5,140, had negative cash flows from operating activities, had current liabilities in excess of current assets, and had no revenue-generating activities. These factors raise substantial doubt about the ability of the Company to continue as a going concern. In this regard, management is proposing to raise any necessary additional funds not provided by operations through loans or through additional sales of common stock. There is no assurance that the Company will be successful in raising this additional capital or in achieving profitable operations. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

NOTE 3 - RELATED PARTY TRANSACTIONS

Notes Payable  – During 2009, 2010 and 2011 an entity owned by an officer/shareholder of the Company loaned a total of $53,150 to the Company. The notes are due on demand and bear interest at 8% per annum. During the three months ended March 31, 2015 and 2016, the Company accrued interest expense of $1,063 and $1,063, respectively, on the notes. Total accrued interest is $25,092 and $26,155 at December 31, 2015 and March 31, 2016, respectively.

On February 8, 2012 a minority shareholder loaned $3,500 to the Company. On March 5, 2012, a related party loaned $3,000 to the Company. This note was paid in full in 2015. On July 16, 2012, a minority shareholder loaned $1,000 to the Company.

On February 4, 2013, a minority shareholder loaned $6,000 to the Company.  On February 9, 2015, the Company entered into an amendment to the February 4, 2013 promissory note amending the maturity date to February 4, 2016.  On March 2, 2016, the Company entered into an amendment to the February 4, 2013 note, amending the maturity date to February 4, 2017. On March 14, 2013, a minority shareholder loaned $2,850 to the Company.  On February 9, 2015, the Company entered into an amendment to the March 14, 2013 promissory note amending the maturity date to March 14, 2016.  On March 2, 2016, the Company entered into an amendment to the March 14, 2013 note, amending the maturity date to March 14, 2017. On May 9, 2013 a minority shareholder loaned $5,700 to the Company.  On August 1, 2015, the Company entered into an amendment to the May 9, 2013 note, amending the maturity date to August 6, 2016.  On August 6, 2013 a minority shareholder loaned $12,000 to the Company. On August 1, 2015, the Company entered into an amendment to the August 16, 2013 note, amending the maturity date to August 6, 2016.

On March 18, 2014, a minority shareholder loaned $5,000 to the Company. On March 2, 2016, the Company entered into an amendment to the March 18, 2014 note, amending the maturity date to March 18, 2017. On May 8, 2014, a minority shareholder loaned $5,250 to the Company. The note bears interest of 8% and is due on May 8, 2016. On August 4, 2014, a minority shareholder loaned $2,650 to the Company. The note bears interest of 8% and is due on August 4, 2016. On October 15, 2014, a minority shareholder loaned $5,000 to the Company. The note bears interest of 8% and is due October 15, 2016.

On February 18, 2015, a minority shareholder loaned $8,000 to the Company. The note bears interest of 8% and is due February 18, 2017.

Long-Term Debt – On November 7, 2013, a minority shareholder loaned $9,300 to the Company.  On November 7, 2015, the Company entered into an amendment to the November 7, 2013 note extending the maturity date to November 7, 2017.

F-15

On May 5, 2015, a minority shareholder loaned $5,000 to the Company. The note bears interest of 8% and is due May 5, 2017. On August 13, 2015, a minority shareholder loaned $2,500 to the Company. The note bears interest of 8% and is due August 13, 2017. On November 20, 2015, a minority shareholder loaned $1,000 to the Company. The note bears interest of 8% and is due November 20, 2017. On December 28, 2015, a minority shareholder loaned $400 to the Company. The note bears interest of 8% and is due December 28, 2017.

As of March 31, 2016, the total outstanding balance of these notes payable is $76,750. During the three months ended March 31, 2016 and 2015, the Company recorded interest expense of $1,555 and $1,217 respectively, on these notes. Total accrued interest is $13,504 and $11,949 at March 31, 2016 and December 31, 2015 respectively.

Management Compensation  – During the three month periods ended March 31, 2015 and 2016, the Company paid no compensation to its officers and directors.

Office Space  – The Company has not had a need to rent office space.  Officers/stockholders of the Company have allowed the Company to use their offices as a mailing address, as needed, at no cost to the Company.

NOTE 4 - CAPITAL STOCK

Preferred Stock - The Company has authorized 10,000,000 shares of preferred stock, $0.001 par value, with such rights, preferences and designations and to be issued in such series as determined by the board of directors.  No shares of preferred stock are issued and outstanding at March 31, 2016 and December 31, 2015.

Common Stock - The Company has authorized 600,000,000 shares of common stock, $0.001 par value.  The Company has 18,113,750 common shares issued and outstanding at March 31, 2016 and December 31, 2015.

NOTE 5 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and accounts payable.  The carrying amount of cash and accounts payable approximates fair value because of the short-term nature of these items.

NOTE 6 - LOSS PER SHARE

The following data shows the amounts used in computing loss per share for the periods presented:

	For the three months ended March 31,
	2015	2016
Loss available to common Stockholders (numerator)	$(9,272)	$(5,140)

Weighted average number of common shares outstanding during the period used in loss per share (denominator)	18,113,750	18,113,750

Dilutive loss per share is equivalent to basic loss per share for the three-month periods ended March 31, 2015 and 2016.

F-16

NOTE 7 - SUBSEQUENT EVENTS

On April 29, 2016, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Creative Medical Technologies, Inc. (“CMT”), a Nevada corporation, Steven L. White (“Mr. White”), and Jolley Acquisition Corp., a newly created Nevada corporation and wholly owned subsidiary of the Company.  At the closing of the transaction Merger Sub will be merged with and into CMT.  CMT will be the surviving corporation of the merger and will become a wholly owned subsidiary of the Company. Mr. White is the majority shareholder of the Company, and at closing of the Merger Agreement, Mr. White has agreed to sell his 15,100,000 shares of common stock to the Company for $5,000, after which time the shares will be cancelled by the Company.

In connection with the merger, CMT will cause its parent to advance a total of $25,000 to the Company for payment of certain obligations. Prior to the execution of the Merger Agreement, the parent of CMT advanced to the Company $8,255.70 for the payment of certain accounts payable and $5,000 for repayment of certain notes payable.  At closing, CMT will cause its parent to advance $5,000 for the retirement of Mr. White’s shares and the balance of the $25,000 for the payment of remaining accounts payable of the Company.  Following closing, the amounts advanced by the parent of CMT will be evidenced by a promissory note under terms reasonable acceptable to the post-closing Board of Directors of the Company.  In addition, the Company has agreed to settle all outstanding promissory notes payable, except for promissory notes not exceeding $20,000, which are proposed to be paid following closing.

At the Effective Time (as defined in the Merger Agreement) each share of common stock, no par value, of CMT (the “CMT Common Stock”), issued and outstanding immediately prior to the Effective Time will be converted into the right to receive 6.4666666 shares of common stock, par value $0.001 per share, of the Company (the “JLLM Common Stock”), to the effect that the shareholders of CMT will own not less than 97,000,000 common shares or approximately 97% of the Company’s Common Stock. Upon closing of the Merger Agreement, the Company anticipates that it would have 100,013,750 shares of Common Stock outstanding, including the 97,000,000 shares to be issued to the shareholders of CMT and taking into account the cancellation of the 15,100,000 shares owned by Mr. White.

Each share of common stock, no par value, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and be exchanged for one hundred (100) newly and validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of CMT. Any shares issued pursuant to the conversion provisions contained in the Merger Agreement will not be and have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

The closing of the Merger and the consummation of the other transactions contemplated by the Merger Agreement are scheduled to take place on May 18, 2016 and is subject to certain conditions, including no material changes in the business or financial condition of the entities and the continued accuracy of the representations and warranties of the parties contained in the Merger Agreement.

Prior to closing the Company will authorize the appointment of Timothy Warbington, Donald Dickerson, Thomas Ichim, PhD, and Amit Patel, MD as directors of JLLM effective immediately following the closing of the Merger Agreement.

In connection with the anticipated closing of the Merger Agreement, the Company has entered into agreements with its note holders to cancel the debt evidenced by the promissory notes, except for $20,000 which will be paid after closing.

F-17

CREATIVE MEDICAL TECHNOLOGIES, INC.

FINANCIAL STATEMENTS

February 29, 2016

F-18

F-19

Independent Auditor’s Report

To the Board of Directors

Creative Medical Technologies, Inc.

Phoenix, Arizona

Report on the Financial Statements

We have audited the accompanying financial statements of Creative Medical Technologies, Inc. (the Company), which comprise the balance sheet as of February 29, 2016, and the related statements of operations and stockholders’ deficit, and cash flows for the period from inception of December 30, 2015 through February 29, 2016 and the related notes to the financial statements, (collectively, financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

F-20

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Creative Medical Technologies, Inc. as of February 29, 2016 and the results of its operations and its cash flows for the period from December 30, 2015 through February 29, 2016 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that of Creative Medical Technologies, Inc. will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Haynie & Company

Salt Lake City, UT

April 4, 2016

F-21

CREATIVE MEDICAL TECHNOLOGIES, INC.

Balance Sheet

February 29, 2016

ASSETS

CURRENT ASSETS

Cash	$28,315

Total Current Assets	28,315

INTANGIBLE ASSETS - License	-

TOTAL ASSETS	$28,315

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

LIABILITIES - CURRENT
Accounts payable	$10,363
Cash advances - related party	600
Contractual obligation for license costs	1,800
Management fee payable - related party	73,000
TOTAL LIABILITIES - CURRENT	85,763

STOCKHOLDERS' EQUITY (DEFICIT)

Preferred stock, no par value; 100,000 shares authorized, 0 shares issued and outstanding	-
Common stock, par value $0.01, 20,000,000 shares authorized, 5,000,000 shares issued and outstanding	50,000
Additional Paid-In Capital	-
Accumulated deficit	(107,448)

Total Stockholders' Equity (Deficit)	(57,448)

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$28,315

The accompanying notes are an integral part of this financial statement.

F-22

CREATIVE MEDICAL TECHNOLOGIES, INC.

Statement of Operations

From Date of Inception (December 30, 2015) to February 29, 2016

OPERATING EXPENSES

Research and development	$3,864
Royalty expense - license fees	7,300
Organization, start-up costs	18,791
General and administrative	4,493
Management expense - related party	73,000

Total Operating Expenses	107,448

Operating Loss	(107,448)

NET LOSS	$(107,448)
BASIC LOSS PER SHARE	(0.05)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	2,216,393

The accompanying notes are an integral part of this financial statement.

F-23

CREATIVE MEDICAL TECHNOLOGIES, INC.

Statement of Stockholders’ Equity (Deficit)

							Total
	Preferred Stock		Common Stock		Paid in	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balance, December 30, 2015	-	$-	-	$-	$-	$-	$-

Common stock issued for medical technology license	-	-	50,000	500	-	-	500

Common, stock issued for cash	-	-	4,950,000	49,500	-	-	49,500

Net loss for the period ended February 29, 2016	-	-	-	-	-	(107,448)	(107,448)

Balance, February 29,2016	-	$-	5,000,000	$50,000	$-	$(107,448)	$(57,448)

The accompanying notes are an integral part of this financial statement.

F-24

CREATIVE MEDICAL TECHNOLOGIES, INC.

Statement of Cash Flows

From Date of Inception (December 30, 2015) to February 29, 2016

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(107,448)
Adjustments to reconcile net loss to net cash used by operating activities:
Issuance of common stock for license fees expensed at issuance	500
Changes in current assets and liabilities:
Increase in accounts payable	10,363
Increase in current liabilities	2,400
Increase in accrued expenses	73,000

Net cash used in operating activities	(21,185)

CASH FLOWS USED IN INVESTING ACTIVITIES	-
Net cash used in (provided by) investing activities	-

CASH FLOWS PROVIDED BY FINANCING ACTIVITIES
Sale of common stock	49,500
Net cash provided by financing activities	49,500

Net change in cash	28,315
Cash at beginning of period	-

Cash at end of period	$28,315

SUPPLEMENTAL CASH FLOW INFORMATION
Cash payments for interest	$-
Cash payments for income taxes	$-

Non Cash Financing Activities	$-

The accompanying notes are an integral part of this financial statement.

F-25

CREATIVE MEDICAL TECHNOLOGIES, INC

NOTES TO FINANCIAL STATEMENTS

February 29, 2016

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Creative Medical Technologies, Inc. (the “Company” or “CMT”) was incorporated in the State of Nevada on December 30, 2015 and has elected April 30 as the Company’s year-end. The Company’s activities to date have consisted of developing a business plan, raising capital through the issuance of equity instruments, and obtaining the rights via a license agreement to certain medical technology.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation / Liquidity - The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of February 29, 2016, the Company had $28,315 of available cash and a working capital deficit of $57,448. For the period December 30, 2015 (Date of Inception) through February 29, 2016, the Company had no revenue, an operating loss of $107,448 and used net cash for operating activities of $21,685. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Concentration Risks - The Federal Deposit Insurance Corporation (FDIC) insures cash deposits in most general bank accounts for up to $250,000 per institution. The Company did not have cash deposits that exceeded insured amounts as of February 29, 2016.

Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Fair Value of Financial Instruments - The Company’s financial instruments consist of cash and cash equivalents, and payables. The carrying amount of cash and cash equivalents and payables approximates fair value because of the short-term nature of these items.

Impairment - The Company records impairment losses when indicators of impairment are present and undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. Furthermore, the Company will make periodic assessments of technology and clinical testing to determine if it plans to continue to pursue the technology and if the license, patent or other rights have value.

Revenue - The Company will recognize revenue as it is earned as defined by US Generally Accepted Accounting Principles. During the period ended February 29, 2016 there were no sales and revenue was not recognized. For the next several months, until clinical trials have successfully been completed, the Company does not anticipate there will be revenue to report.

Research and Development - Research and development will be the principal function of the Company. Research and development costs will be expensed as incurred. Expenses in the accompanying financial statements include certain costs which are directly associated with the Company’s research and development:

1.	Erectile Dysfunction Technology based upon the use of stem cells. These costs, which consist primarily of monies paid for clinical trial expenses, materials and supplies and compensation costs amounted to $3,864 for the period ending February 29, 2016;

F-26

CREATIVE MEDICAL TECHNOLOGIES, INC

NOTES TO FINANCIAL STATEMENTS

February 29, 2016 (Continued)

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.	Infertility Treatment for male treatment based upon implanting stem cells in male reproductive system. The costs of acquiring an exclusive license of $7,300 have been expensed.

Advertising Costs – Advertising costs are expensed when incurred. Advertising expense was $-0- for the period ended February 29, 2016.

Property and Equipment – There was no depreciation expense for the period ended February 29, 2016. No amortization or impairment of the intangible license has been expensed as of February 29, 2016. The Company will utilize the estimated discounted cash flow as part of the calculation of amortization expense in the future.

Income Taxes – The Company has no provision for income taxes at February 29, 2016, as it has no taxable income and no recognizable tax asset. The Company will recognize the amount of income taxes payable or refundable at the end of the current year and will recognize any deferred tax assets and liabilities for operating loss carryforwards and for the future tax consequences attributable to differences between the financial statement amounts of certain assets and liabilities and their respective tax basis. Deferred tax assets and deferred liabilities are measured using enacted tax rates expected to apply to taxable income in the years those temporary differences are expected to be recovered or settled. Deferred tax assets are reduced by a valuation allowance to the extent that uncertainty exists as to whether the deferred tax assets will ultimately be realized.

Intangible license - The Company has acquired a royalty license from Los Angeles Biomedical Research Institute at Harbor-UCLA Medical Center (“LABIOMED”) granting the exclusive license to the products and services of a LABIOMED patent.

The license was acquired for a cash payment of $5,000, issuance of 50,000 shares of restricted common stock (valued at $500 which is the par value of $0.01 per share), and an agreement to reimburse LABIOMED up to $1,800 for expenses LABIOMED which may be incurred by LABIOMED in reviving and defending their patent. The Company has expensed the cash paid, the value of the stock issued, and the expected reimbursement of $1,800 for a total intangible royalty expense – license fees of $7,300.

The Company is subject to a 6% royalty payment to LABIOMED on net sales of any products under this license and 25% on any non-royalty sublicense income. Commencing three years after the date of the agreement, and each subsequent year thereafter, the Company is required to pay to LABIOMED annual maintenance royalties of $20,000, unless during the prior one-year period the Company paid $50,000 or more in actual royalty payments. Finally, the Company agreed to pay LABIOMED certain milestone payments upon achieving the milestones set forth in the agreement.

Recent Accounting Pronouncements – The Company has reviewed all recently issued, but not yet adopted, accounting standards in order to determine their effects, if any, on its results of operation, financial position or cash flows. Based on that review, the Company believes that none of these pronouncements will have a significant effect on its financial statements.

F-27

CREATIVE MEDICAL TECHNOLOGIES, INC

NOTES TO FINANCIAL STATEMENTS

February 29, 2016 (Continued)

NOTE 2 – BASIC LOSS PER COMMON SHARE

Basic earnings/loss per share is computed by dividing the net loss applicable to common shares by the weighted average number of common shares outstanding. Diluted earnings per share will be computed by dividing the net income or loss by the sum of the weighted average number of common shares plus the weighted average common stock equivalents using the treasury stock method and the average market price per share during the period. There were no common stock equivalents outstanding as of February 29, 2016.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company has accrued an obligation of $70,000 to a related corporation to reimburse the cost of services provided to the Company (management and consulting) during January and February, 2016. Each of our executive officers is employed by Creative Medical Health and will continue to receive his or her salary from Creative Medical Health. We have an agreement with Creative Medical Health, which obligates us to reimburse Creative Medical Health $35,000 per month for such services, monthly, beginning January, 2016. The compensation paid by Creative Medical Health will include both services performed for Creative Medical Health and services performed for our Company. The amounts, which are and will be accrued, will remain unpaid and be presented as a “management fee payable - related party”. The liability is non-interest bearing, unsecured and will be due upon the Company successfully raising at least $1,000,000 through the sale of equity.

On February 29, 2016, the Company had accrued an obligation to an officer of the Company amounting to $3,000 for consulting services rendered prior to February 29, 2016. The obligation is reported in the management fees accrued - related party and included in management expense - related party.

As of February 29, 2016, the Company has accessed $500 against a line of credit provided by Creative Medical Health. The line of credit is dated February 2, 2016 and allows the Company to borrow up to $50,000, maturing on April 30, 2017. The loan agreement, underlying the line of credit, includes a provision for interest at 8% on the outstanding balance of the note. No interest has been accrued as of February 29, 2016 as any interest would be negligible.

NOTE 4 – STOCK BASED COMPENSATION

The Company has reserved 2,000,000 shares under an equity compensation plan (“2016 Stock Incentive Plan”). The 2016 Stock Incentive Plan was adopted by the board of directors on February 3, 2016 as a vehicle for the recruitment and retention of qualified employees and consultants. The Plan is administered by the Board of Directors. The Company may issue, to eligible employees or contractors, restricted common stock, options, stock appreciation rights and restricted stock units. The terms and conditions of awards under the 2016 Stock Incentive Plan will be determined by the Board of Directors.

No stock based compensation has been committed or paid as of February 29, 2016.

NOTE 5 – PREFERRED STOCK

Our board of directors is not authorized to issue preferred shares or to establish classes or series of preferred stock without shareholder approval. There are no current plans to issue any preferred shares, nor have any been designated to be issued.

F-28

CREATIVE MEDICAL TECHNOLOGIES, INC

NOTES TO FINANCIAL STATEMENTS

February 29, 2016 (Continued)

NOTE 6 - INCOME TAXES

The Company’s preliminary provision for income taxes, as of the interim period February 29, 2016, was $-0-.

ASC 740 requires the calculation of a deferred tax asset, based upon future benefit of current losses which might offset taxable income in future periods. ASC 740 also requires the reduction of any identified deferred tax asset by a “valuation allowance” if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In the Company’s opinion, it is uncertain whether they will generate sufficient taxable income in the future to fully utilize any net deferred tax asset. Accordingly, an estimated valuation allowance equal to the estimated deferred tax asset has been recorded.

The total deferred tax asset is calculated by multiplying a 39% marginal tax rate by the cumulative Net Operating Loss (“NOL”). At February 29, 2016, the Company has an interim net operating loss of $107,448. The 2016 operating loss of the Company will be determined by its operations through April 30, 2016. A net operating loss incurred as of April 30, 2016 would expire in 2036. The tax effects of significant items comprising the Company’s net deferred taxes as of February 29, 2016 were as follows:

Net deferred tax liabilities consist of the following components as of February 29, 2016:

February 29, 2016

Deferred tax assets:
NOL Carryover	$14,600
R&D Credit Carryforward	-
Allowance for Doubtful Accounts	-
Payroll Accrual	27,300
Deferred tax liabilities
Depreciation	-

Valuation allowance	(41,900)
Net deferred tax asset	$-

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income from continuing operations for the years ended February 29, 2016 due to the following:

February 29, 2016

Book Income	$(41,900)
Depreciation	-
Allowance for Doubtful Accounts	-
Related Party Accruals	27,300
Valuation allowance	14,600
$-

F-29

CREATIVE MEDICAL TECHNOLOGIES, INC

NOTES TO FINANCIAL STATEMENTS

February 29, 2016 (Continued)

NOTE 6 - INCOME TAXES (CONTINUED)

The Company will file federal and State of California income tax returns, which will be subject to examination by federal and state tax authorities.

The provisions of ASC 740 require companies to recognize in their financial statements the impact of a tax position if that position is more likely than not to be sustained upon audit, based upon the technical merits of the position. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure.

Management does not believe that the Company has any material-uncertain tax positions requiring recognition or measurement in accordance with the provisions of ASC 740. Accordingly, the adoption of these provisions of ASC 740 is not expected to have a material effect on the Company’s financial statements. The Company’s policy is to record interest and penalties on uncertain tax positions, if any, as income tax expense.

NOTE 7 – SUBSEQUENT EVENTS

In accordance with ASC 855, Company management reviewed all material events through April 4, 2016 for these financial statements and there are no material subsequent events to report, except as follows:

The Company is in the process of preparing a private placement memorandum allowing for the sale of up to 200,000 shares of its restricted common stock at $0.50 per share. The sale will be completed no later than April 30, 2016 (based upon management approving a 30 day extension, from March 31, 2016, to complete the sale). If all shares are sold, the Company will receive $100,000 which will be immediately available for operations. The Company believes that the offering will be exempt from registration with the United States Securities and Exchange Commission (“SEC”) under Rule 506(b) of Regulation D. The shares are being sold by the officers and directors of the Company and there will be no commissions paid or incurred upon such sales. These securities have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

F-30

[OUTSIDE BACK COVER]

Creative Medical Technology Holdings, Inc.
[A Nevada Corporation]

23,732,669 Shares

Common Stock

PROSPECTUS

CREATIVE MEDICAL TECHNOLOGY HOLDINGS, INC.

2017 W Peoria Avenue

Phoenix, AZ 85029

Telephone (602) 680-7439

_______________, 2016

Until                            , 2016, all dealers that effect transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following is an itemized statement of the estimated amounts of all expenses payable by us in connection with the registration of the common stock, other than underwriting discounts and commissions. All amounts are estimates except the SEC registration fee.

Securities and Exchange Commission - Registration Fee	$	*
State filing Fees		*
Printing and Engraving Expenses		*
Edgarizing Costs		*
Accounting Fees and Expenses		*
Legal Fees and Expenses		*
Miscellaneous		*
Total	$	*

*To be completed by amendment

None of the expenses of the offering will be paid by the selling security holders.

Item 14. Indemnification of Directors and Officers

Nevada law expressly authorizes a Nevada corporation to indemnify its directors, officers, employees, and agents against liabilities arising out of such persons’ conduct as directors, officers, employees, or agents if they acted in good faith, in a manner they reasonably believed to be in or not opposed to the best interests of the company, and, in the case of criminal proceedings, if they had no reasonable cause to believe their conduct was unlawful. Generally, indemnification for such persons is mandatory if such person was successful, on the merits or otherwise, in the defense of any such proceeding, or in the defense of any claim, issue, or matter in the proceeding. In addition, as provided in the articles of incorporation, bylaws, or an agreement, the corporation may pay for or reimburse the reasonable expenses incurred by such a person who is a party to a proceeding in advance of final disposition if such person furnishes to the corporation an undertaking to repay such expenses if it is ultimately determined that he did not meet the requirements. In order to provide indemnification, unless ordered by a court, the corporation must determine that the person meets the requirements for indemnification. Such determination must be made by a majority of disinterested directors; by independent legal counsel; or by a majority of the shareholders.

Section 2 of Article X of our Articles of Incorporation provides that we are required to indemnify, and advance expenses as they are incurred to, any person who was or is a party or is threatened to be made a party to any threatened or completed action, suit or proceeding, whether civil or criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee, agent or fiduciary of our company, or who is serving at our request or direction as a director, officer, employee, agent or fiduciary of another corporation or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement, actually and reasonably incurred by such person in connection with the action, suit, or proceeding. The advancement of expenses in these actions is contingent upon the person undertaking to repay the amounts advanced if it is ultimately determined that such person was not entitled to indemnification. Article VIII of our Bylaws also mandates similar indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

II-1

Item 15. Recent Sales of Unregistered Securities

On May 18, 2016, at the closing of the Merger Agreement, each share of common stock of CMT issued and outstanding immediately prior to the closing was converted into 6.4666666 shares of our common stock. As a result, a total of 97,000,000 shares were issued. The sale of these securities was made pursuant to Rule 506(b) of Regulation D promulgated by the SEC under the Securities Act. The recipients of the shares were either “accredited investor” as defined in Rule 501(a) of Regulation D or, if they were not “accredited investors,” they (or their representatives, if applicable) met the sophistication requirements of Rule 506(b). Each non-accredited investor received information required under Rule 506(b) a reasonable time prior to the closing of the merger agreement. The recipients of the shares acknowledged appropriate investment representations with respect to the issuances and consented to the imposition of restrictive legends upon the certificates representing these securities. The recipients of the shares had a significant preexisting relationship to us prior to the transaction and did not receive their shares from us as a result of any general solicitation. The recipients of the shares and their representatives were afforded the opportunity to ask questions of our management and to receive answers concerning the terms and conditions of the transaction and issuance of the securities. No selling commissions or other remuneration was paid in connection with the sale of these securities.

Item 16. Exhibits and Financial Statement Schedules

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Here- with
2.1 & 10.1	Agreement and Plan of Merger, dated April 29, 2016	8-K	000-53500	2.1	5/5/16
2.2 &10.2	Name Change Merger Agreement filed May 18, 2016 with Creative Medical Technology Holdings, Inc.	8-K	000-53500	2.1	5/19/16
3.1	Amended Articles of Incorporation effective July 11, 2011	10-K	000-53500	3.1	3/26/12
3.2	Bylaws	10	000-53500	3.2	11/18/08
3.3	Articles of Exchange filed Effective May 18, 2016	8-K	000-53500	3.1	5/19/16
3.4	Articles of Merger filed Effective May 18, 2016 (Acquisition Transaction)	8-K	000-53500	3.2	5/19/16
3.5	Articles of Merger filed Effective May 18, 2016 (Name Change Transaction)	8-K	000-53500	3.3	5/19/16
4.1	Form of common stock Certificate					X
4.1 & 10.3	2016 Stock Incentive Plan	8-K	000-53500	99.17	5/19/16
5.1	Opinion re Legality of Shares					*
10.4	8% Promissory Note dated May 18, 2016, for $25,000 with Creative Medical Health	8-K	000-53500	99.1	5/19/16
10.5	Patent Purchase Agreement dated February 3, 2016, with Creative Medical Health	8-K	000-53500	99.2	5/19/16
10.6	Loan Agreement dated February 2, 2016, with Creative Medical Health	8-K	000-53500	99.3	5/19/16
10.7	8% Promissory Note dated February 2, 2016, for $50,000 with Creative Medical Health	8-K	000-53500	99.4	5/19/16
10.8	License Agreement with Los Angeles Biomedical Research Institute at Harbor-UCLA Medical Center Effective January 29, 2016	8-K	000-53500	99.5	5/19/16
10.9	Cancellation of Indebtedness Agreement, dated May 6, 2016 with Lorikeet, Inc.	8-K	000-53500	99.8	5/19/16
10.10	Cancellation of Indebtedness Agreement, dated May 6, 2016 with Jackie O’Reilly	8-K	000-53500	99.9	5/19/16

II-2

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed Here- with
10.11	Cancellation of Indebtedness Agreement, dated May 6, 2016 with Dassity, Inc.	8-K	000-53500	99.10	5/19/16
10.12	Cancellation of Indebtedness Agreement, dated May 6, 2016 with Sugarloaf Management, LLC	8-K	000-53500	99.11	5/19/16
10.13	Cancellation of Indebtedness Agreement, dated May 6, 2016 with Serenity Services, Inc.	8-K	000-53500	99.12	5/19/16
10.14	Cancellation of Indebtedness Agreement, dated May 6, 2016 with McKinley Enterprise Profit Sharing Plan, Inc.	8-K	000-53500	99.13	5/19/16
10.15	Cancellation of Indebtedness Agreement, dated May 6, 2016 with TradeCo, Inc.	8-K	000-53500	99.14	5/19/16
10.16	Cancellation of Indebtedness Agreement, dated May 6, 2016 with Bateman Dynasty	8-K	000-53500	99.15	5/19/16
10.17	Cancellation of Indebtedness Agreement, dated May 6, 2016 with McKinley Capital 401K Roth Plan	8-K	000-53500	99.16	5/19/16
10.18	Loan Agreement dated May 1, 2016, with Creative Medical Health					X
10.19	8% Promissory Note dated May 1, 2016, for $50,000 with Creative Medical Health					X
16.1	Letter from Heaton & Company, PLLC, dated May 18, 2016	8-K	000-53500	16.1	5/19/16
21.1	Subsidiaries	8-K	000-53500	21.1	5/19/16
23.1	Consent of Haynie & Company, independent registered public accounting firm					*
23.2	Consent of Heaton & Company, PLLC, independent registered public accounting firm					*
23.3	Consent of Anderson Bradshaw PLLC, independent registered public accounting firm					*
23.4	Consent of Attorney (included in Exhibit 5.1)					—

*To be filed by amendment.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i)           Include any prospectus required by section 10(a)(3) of the Securities Act;

II-3

(ii)           Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)           Include any material or changed information with respect to the plan of distribution not previously disclosed in the registration statement or an material change to such information in the registration statement.

(2)           That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)           Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)           That, for the purpose of determining liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)           Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 of Regulation C of the Securities Act;

(ii)           Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)           The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)           Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

II-4

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Peoria, Arizona, on __, 2016.

Creative Medical Technology Holdings, Inc.

By:
Timothy Warbington, CEO

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated.

Name	Title	Date

Timothy Warbington	Chairman, President & CEO (Principal Executive Officer)	__, 2016

Donald Dickerson	Director & CFO (Principal Financial and Accounting Officer)	__, 2016

Thomas Ichim, PhD	Director	__, 2016

Amit Patel, MD	Director	__, 2016

II-5